Exhibit 2.2

EXECUTION VERSION

REORGANIZATION AGREEMENT

by and between

YAHOO! INC.

and

YAHOO HOLDINGS, INC.

Dated as of July 23, 2016

i

TABLE OF ANNEXES

Annex A	Certain Definitions

TABLE OF EXHIBITS

Exhibit A	Bill of Sale

Exhibit B	Assignment and Assumption Agreement

Exhibit C	IP Assignment Agreement

Exhibit D	Non-Foreign Status Affidavit

TABLE OF SCHEDULES

Schedule 1.1(e)	Holdback Acquisitions

Schedule 1.2(h)	Agreements with respect to Minority Investments

Schedule 1.2(n)	Terminated Intercompany Agreements

Schedule 1.2(p)	Other Excluded Assets

Schedule 1.4(g)	Public Company Matters

Schedule 5.5(j)	Non-Reorganization 338(h)(10) Subsidiaries

v

REORGANIZATION AGREEMENT

THIS REORGANIZATION AGREEMENT, dated as of July 23, 2016 (this “Agreement”), is entered into by and between Yahoo Holdings, Inc., a Delaware corporation (the “Company”), and Yahoo! Inc., a Delaware corporation (“Seller”). The Company and Seller are sometimes referred to herein individually as a “Party,” and collectively as the “Parties.” Capitalized terms used but not otherwise defined herein have the meanings set forth in Annex A to this Agreement.

RECITALS

WHEREAS, concurrently with the execution and delivery of this Agreement, Seller and Verizon Communications Inc., a Delaware corporation (“Purchaser”), are entering into a Stock Purchase Agreement (the “Purchase Agreement”), pursuant to which, upon the terms and subject to the conditions set forth in the Purchase Agreement, Seller will sell to Purchaser, and Purchaser will purchase from Seller (the “Sale”), all of the issued and outstanding shares of common stock of the Company;

WHEREAS, upon the terms and subject to the conditions set forth in this Agreement, Seller desires to contribute, transfer, assign, convey and deliver to the Company the Transferred Assets (as defined below), and the Company desires to assume and to agree to satisfy, pay, perform and discharge when due the Assumed Liabilities (as defined below) (the “Transfers”); and

WHEREAS, the respective boards of directors of Seller and the Company have approved this Agreement and the Reorganization Transactions.

NOW, THEREFORE, in consideration of the mutual representations, warranties, covenants and agreements set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE I

THE TRANSFERS

Section 1.1 Transferred Assets. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, Seller shall contribute, transfer, assign, convey and deliver to the Company, and the Company shall acquire and accept from Seller all of Seller’s right, title and interest in and to all of the Assets of Seller as they exist on the Closing Date other than the Excluded Assets (collectively, the “Transferred Assets”). Without limiting the foregoing, “Transferred Assets” includes:

(a) all capital stock of, or other equity interests in, any Person (including the Business Subsidiaries) owned directly by Seller (other than such capital stock or other equity interests that are Excluded Assets);

(b) all Assets with respect to all Benefit Plans and all Non-U.S. Benefit Plans;

(c) all rights, defenses, claims, demands, actions or causes of action to the extent resulting from, related to or arising out of the Transferred Assets;

(d) the License Agreement and all Intercompany Agreements, other than those set forth on Schedule 1.2(n); and

(e) all rights of Seller with respect to cash and cash equivalents held in escrow or similar arrangements in connection with the acquisitions set forth on Schedule 1.1(e) (the “Acquisition Holdback Cash”).

Notwithstanding the foregoing, (i) Seller may contribute, transfer, assign, convey and deliver to one or more Business Subsidiaries other than the Company all or a portion of the Transferred Assets, and the Company shall cause such other Business Subsidiary or Business Subsidiaries to acquire and accept from Seller such Transferred Assets; provided, that any such contribution, transfer, assignment, conveyance or delivery may not be effected without Purchaser’s prior written consent if it is or could reasonably be expected to be adverse (as compared to a contribution, transfer, assignment, conveyance or delivery to the Company) to the Business Subsidiaries, the Business, Purchaser or any of its Subsidiaries (including from a Tax perspective or otherwise) or the Transactions; provided, further, that if the adverse impact is reasonably expected to be only de minimis in nature, then Purchaser’s prior written consent shall not be required so long as Seller shall have consulted in good faith with Purchaser in advance and (ii) “Transferred Assets” shall not include Assets relating to Taxes, which shall be governed exclusively by Section 5.5.

Section 1.2 Excluded Assets. Notwithstanding anything to the contrary contained in Section 1.1 or any other provisions in this Agreement, Seller’s right, title and interest in and to the following Assets of Seller (collectively, the “Excluded Assets”) are excluded from the Transferred Assets and will remain the property of Seller after the Closing (except “Excluded Assets” shall not include Assets relating to Taxes, which shall be governed exclusively by Section 5.5):

(a) other than any Acquisition Holdback Cash, all cash, cash equivalents, short-term marketable securities and long-term marketable securities of Seller (and not of the Business Subsidiaries), each as defined in accordance with GAAP applied on a basis that is consistent with past practices and prior periods;

(b) all capital stock of, or other equity interests in, each of Alibaba Group Holding Limited, Aabaco Holdings Hong Kong Limited and Yahoo Japan Corporation held directly by Seller;

(c) the Minority Investments;

(d) all capital stock of Seller held in treasury and all capital stock of the Company;

(e) that certain Amended and Restated Registration Rights Agreement, dated September 18, 2012, by and among Alibaba Group Holding Limited and the persons whose names are set out in Schedule 1 thereto;

(f) that certain Joint Venture Agreement, dated April 1, 1996, by and between Seller and SOFTBANK Corporation;

(g) that certain Consulting Agreement, dated as of December 20, 2013, by and between Yahoo Japan Corporation and Seller;

(h) the agreements set forth on Schedule 1.2(h) with respect to the Minority Investments;

(i) the membership interests in Excalibur IP, LLC and the Excluded IP Assets;

(j) all rights, defenses, claims, demands, actions, deposits or causes of action to the extent resulting from, related to or arising out of any Excluded Asset;

(k) the Indenture;

(l) Books and Records, to the extent exclusively related to the Excluded Assets and the Retained Liabilities (and copies of Books and Records to the extent otherwise relating to the Excluded Assets or Retained Liabilities);

(m) to the extent not used, held for use, intended to be used in or otherwise necessary to operate the Business, all other Assets used exclusively in connection with Seller’s organization, maintenance and existence as a corporation, and not Seller’s operational functions, including arrangements with registered agents relating to foreign qualifications of Seller, taxpayer and other identification numbers of Seller, seals of Seller and stock records of Seller;

(n) the Intercompany Agreements (i) set forth on Schedule 1.2(n) or (ii) described in Section 1.8(b);

(o) all rights of Seller with respect to any capital stock of Seller held in escrow or similar arrangements or otherwise issuable in connection with the acquisitions set forth on Schedule 1.1(e) (the “Acquisition Holdback Stock”); or

(p) all Assets of Seller set forth on Schedule 1.2(p).

Section 1.3 Assumed Liabilities. At the Closing, on the terms and subject to the conditions set forth in this Agreement, the Company shall, effective as of the Closing, assume and shall agree to satisfy, pay, perform and discharge when due all of the Liabilities of Seller other than the Retained Liabilities (collectively, the “Assumed Liabilities”). Without limiting the foregoing, “Assumed Liabilities” includes:

(a) all Liabilities to the extent resulting from, related to, arising out of, imposed under or pursuant to the conduct of the Business or the Transferred Assets, whether arising from or related to any period prior to, on, or after the Closing, including Liabilities for infringement claims, service obligations and obligations under warranty and other claims to the extent relating to, arising from or incurred in connection with the conduct of the Business or the Transferred Assets;

(b) all Liabilities to the extent arising in connection with Actions to the extent resulting from, related to or arising out of the Transferred Assets or any other Assumed Liability, expressly excluding any Actions brought by any securityholder(s) of Seller against Seller and/or its directors or officers (including on a derivative basis) relating to the Transactions or otherwise;

(c) all Assumed Employee Liabilities; and

(d) all Liabilities with respect to all Benefit Plans and all Non-U.S. Benefit Plans, in each case, other than Retained Employee Liabilities.

Notwithstanding the foregoing, (i) Seller may determine that one or more Business Subsidiaries other than the Company shall assume and agree to satisfy, pay, perform and discharge when due all or a portion of the Assumed Liabilities, and the Company shall cause such other Business Subsidiary or Business Subsidiaries to assume and agree to satisfy, pay, perform and discharge when due all or a portion of the Assumed Liabilities; provided, that any such change may not, without Purchaser’s prior written consent, be effected if it is or could reasonably be expected to be adverse (as compared to an assumption, agreement to satisfy, payment, performance or discharge by the Company) to the Business Subsidiaries, the Business, Purchaser or any of its Subsidiaries (including from a Tax perspective or otherwise) or the Transactions; provided, further, that if the adverse impact is reasonably expected to be only de minimis in nature, then Purchaser’s prior written consent shall not be required so long as Seller shall have consulted in good faith with Purchaser in advance and (ii) “Assumed Liabilities” shall not include Liabilities relating to Taxes, which shall be governed exclusively by Section 5.5.

Section 1.4 Retained Liabilities. Notwithstanding anything to the contrary contained in Section 1.3 or any other provisions in this Agreement, the following Liabilities of Seller (collectively, the “Retained Liabilities”) are excluded from the Assumed Liabilities and will remain Liabilities of Seller after the Closing (except “Retained Liabilities” shall not include Liabilities relating to Taxes, which shall be governed exclusively by Section 5.5):

(a) all Liabilities to the extent resulting from, related to, arising out of, imposed under or pursuant to the Excluded Assets;

(b) subject to Section 4.18 of the Purchase Agreement, all Liabilities under the Indenture and related hedge and warrant transactions in respect thereof;

(c) any Actions brought by any securityholder(s) of Seller against Seller and/or its directors or officers (including on a derivative basis) relating to the Transactions or otherwise;

(d) all Retained Employee Liabilities;

(e) all Liabilities of Seller to indemnify (including expenses or the advancement thereof), defend or hold harmless (x) any of the current and former directors and officers of, or persons in a comparable role with, Seller or the Business Subsidiaries, or any other Person, resulting from, related to or arising out of the Excluded Assets or the other Retained Liabilities or (y) any of the current and former directors, officers or employees of, or persons in a comparable role with, Seller, in their respective capacities with Seller;

(f) all Liabilities of Seller under the Purchase Agreement or any other Transaction Document; and

(g) any Actions or Liabilities relating to or arising out of Seller’s SEC or Nasdaq reporting, accounting or compliance obligations as a public company, including the matters referenced on Schedule 1.4(g).

Section 1.5 Schedules. Following the date hereof and prior to the Closing, Seller may, with Purchaser’s prior written consent (which consent shall not be unreasonably withheld conditioned or delayed), update any of the Schedules to this Agreement; provided that Seller may update Schedule 1.2(p) without Purchaser’s prior written consent to reflect the addition of Assets acquired after the date hereof that (x) are not used, held for use, intended to be used in or otherwise necessary to operate or related to the Business and (y) are reasonably necessary to facilitate Seller’s post-Closing operations.

Section 1.6 Consideration. In consideration for the contribution, transfer, assignment, conveyance and delivery of the Transferred Assets, the Company shall, effective as of the Closing, assume and shall agree to satisfy, pay, perform and discharge when due the Assumed Liabilities. Notwithstanding the foregoing, if desirable under local Law, any instruments and agreements which effect the contribution, transfer, assignment, conveyance and delivery of the Transferred Assets may instead effect such action as a contribution to the capital of the Company; provided, that effecting such action as a contribution to the capital of the Company is not and would not reasonably be expected to be adverse to the Business Subsidiaries, the Business, Purchaser or any of its Subsidiaries (including from a Tax perspective or otherwise), or the Transactions.

Section 1.7 Non-Transferable Assets.

(a) Notwithstanding anything to the contrary in this Agreement, if any Transferred Asset is not assignable or transferable without a Consent (each, a “Non-Transferable Asset”), then to the extent that such Consent is not obtained, submitted or filed on or prior to the Closing Date, this Agreement and the related instruments of transfer will not constitute an assignment or transfer of such Non-Transferable Asset. Upon the terms and subject to the conditions set forth herein and in the Purchase Agreement, each of Seller and the Company will cooperate with each other and use their respective reasonable best efforts during the period beginning on the date hereof until six-year anniversary of the Closing Date to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with each other in doing, all things necessary, proper or advisable to obtain or deliver all Consents of all Governmental Authorities and Third Parties that may be or become necessary, proper or advisable for the contribution, transfer, assignment, conveyance and delivery of the Non-Transferable Assets. Notwithstanding anything to the contrary herein, neither Seller nor the Company shall be required to pay any consent or other similar fee, “profit sharing” or other similar payment or other consideration, or the provision of additional security (including a guaranty) to obtain the Consent of any Person under any Contract. For the avoidance of doubt, obtaining the Consents described in the second sentence of this Section 1.7(a) is not a condition to the consummation of the Closing by virtue of this Section 1.7(a).

(b) The obligation to contribute, transfer, assign, convey and deliver any Non-Transferable Asset will continue following the Closing for six years, and the Parties will accomplish such contribution, transfer, assignment, conveyance and delivery as soon as reasonably practicable following the Closing for no additional consideration. Subject to applicable Law, Seller and the Company shall use their respective reasonable best efforts to establish arrangements which, from and after the Closing, result in the Company receiving all the benefits (including all economic claims, rights and benefits, and dominion and control) and bearing all the costs, Liabilities and burdens with respect to the Non-Transferable Assets, including reasonable, out-of-pocket and documented expenses incurred by Seller in performing its obligations under this Section 1.7(b). In furtherance and not limitation of the foregoing, subject to reimbursement from the Company of all reasonable out-of-pocket and documented costs and expenses incurred in connection with such actions, prior to such contribution, transfer, assignment, conveyance and delivery of such Non-Transferable Asset, Seller will (i) use reasonable best efforts to provide to the Company all the rights and benefits under or with respect to such Non-Transferable Asset (including all economic claims, rights and benefits, and dominion and control), (ii) enforce its rights under or with respect to such Non-Transferable Asset for the benefit of the Company, and (iii) pay or discharge all obligations under or with respect to such Non-Transferable Asset, in the case of each of clauses (i), (ii) and (iii) to the extent that such action does not cause a breach or default under or with respect to such Non-Transferable Asset. Notwithstanding the foregoing, funds received by a Business Subsidiary or a Seller Entity (such recipient, a “Recipient”) upon the payment of accounts receivable that belong, consistent with the terms and conditions of this Agreement and the other Transaction Document, to a Seller Entity or a Business Subsidiary (such Person, a “Transferee”), respectively, whether before or after the six year anniversary of the Closing Date will be transferred to such Transferee by wire transfer as promptly as practicable after the Recipient becomes aware of having received such funds. For all Tax purposes, and to the extent permitted by applicable Law, the Parties shall treat the Recipient of any such funds as receiving such amounts as an agent or nominee for the Transferee. For six years following the Closing, in the event that a Seller Entity or a Business Subsidiary possesses any Transferred Asset or Excluded Assets, respectively, the parties hereto shall cause the prompt transfer of such Transferred Asset or Excluded Assets to a Business Subsidiary or Seller Entity, respectively, in each case, without further consideration.

(c) From and after the Closing and to the extent permitted by applicable Tax Laws, the Parties agree to treat, and cause their Affiliates to treat, for all Tax purposes, the Non-Transferable Assets as having been contributed, transferred, assigned, conveyed and/or delivered to the Company at the Closing as contemplated by this Agreement. Each of Seller and the Company agrees to notify the other Party promptly in writing if it determines that such treatment is not permitted under applicable Tax Laws. All Taxes imposed on any Seller Tax Indemnified

Party with respect to any such Non-Transferable Asset for any taxable period (or portion thereof) beginning after the Closing Date shall be calculated on a “with and without” basis, and the Company shall indemnify each Seller Tax Indemnified Party for any such Taxes in accordance with Section 5.5(a)(ii). For the avoidance of doubt, Seller shall repay any amounts paid by the Company to Seller pursuant to this Section 1.7(c) and Section 5.5(a)(ii) relating to any Taxes imposed with respect to a Non-Transferrable Asset to the extent the beneficial ownership of such Non-Transferrable Asset cannot be transferred to the Company (and the provisions of this Section 1.7(c) shall not otherwise apply with respect to any Non-Transferrable Asset to the extent the beneficial ownership of such Non-Transferrable Asset cannot be transferred to the Company).

Section 1.8 Termination of Intercompany Agreements.

(a) Seller, on behalf of itself and each of the other Seller Entities, and the Company, on behalf of itself and each of the other Business Subsidiaries, hereby terminates, effective as of immediately before the Closing, all Intercompany Agreements set forth on Schedule 1.2(n); provided, that for purposes of any calculation of any purchase price adjustment under Section 1.04 of the Purchase Agreement, all such terminations shall be deemed to have occurred immediately prior to the open of business on the Closing Date. No such terminated Intercompany Agreement will be of any further force or effect from and after the Closing, and all parties thereto will be released from all Liabilities thereunder other than the Liability to settle any Intercompany Accounts as provided in Section 1.9. For the avoidance of doubt, all Cash, Debt, Net Working Capital and Transaction Expenses with respect to any Intercompany Agreement that is not so terminated shall be taken into account for the determination of any purchase price adjustment under Section 1.04 of the Purchase Agreement. Each Party will take, or cause to be taken, all actions as may be reasonably necessary to effect the foregoing.

(b) The provisions of Section 1.8(a) will not apply to any of the following Contracts (which Contracts will continue to be outstanding after the Closing and thereafter will be deemed to be, for the relevant Seller Entity or Business Subsidiary, as the case may be, an obligation to a third party and will no longer be an Intercompany Agreement):

(i) this Agreement and the License Agreement; and

(ii) to the extent required pursuant to the Purchase Agreement, any agreement by Seller to pay, reimburse or indemnify the Company pursuant to the terms and conditions of the Purchase Agreement.

Section 1.9 Settlement of Intercompany Accounts. Intercompany Accounts outstanding as of immediately prior to the Closing, if any, will be settled, capitalized, cancelled, assigned or assumed by the relevant Seller Entities and Business Subsidiaries immediately prior to the Closing (provided, that for purposes of any purchase price adjustment under Section 1.04 of the Purchase Agreement, all such settlements, capitalizations, cancellations, assignments or assumptions shall be deemed to have occurred immediately prior to the open of business on the Closing Date), in each case, in the manner agreed to by the Parties, and from and after the Closing, all parties thereto will be released from all Liabilities thereunder. With respect to any outstanding checks issued by Seller Entities or Business Subsidiaries prior to the Closing, such outstanding checks will be honored following the Closing by the entity owning the account on which the check is drawn. As between the Seller Entities and the Business Subsidiaries, all payments and reimbursements received after the Closing by either Party (or any of its Subsidiaries) in respect or in satisfaction of an Asset or Liability of the other Party (or any of its Subsidiaries), will be held by such Party (or its applicable Subsidiary) in trust for the use and benefit of the Party entitled thereto (or its applicable Subsidiary) and, as promptly as practicable or as otherwise agreed between the Parties, upon receipt by such Party (or its applicable Subsidiary) of any such payment or reimbursement, such Party will pay over, or will cause its applicable Subsidiary to pay over, to the other Party (or its applicable Subsidiary) the amount of such payment or reimbursement.

Section 1.10 Bulk Sales Laws. Each Party hereto hereby waives compliance with the requirements and provisions of the “bulk-sale” or “bulk-transfer” Laws of any jurisdiction that may otherwise be applicable with respect to any of the transactions contemplated in this Agreement or any other Transaction Document.

Section 1.11 “AS IS,” “WHERE IS” TRANSFER. EACH PARTY ACKNOWLEDGES AND AGREES THAT, EXCEPT AS EXPRESSLY SET FORTH HEREIN OR IN ANY OTHER TRANSACTION DOCUMENT, NO PARTY HAS MADE OR HEREBY MAKES ANY EXPRESS OR IMPLIED REPRESENTATIONS OR WARRANTIES OF ANY NATURE, INCLUDING ANY REPRESENTATIONS OR WARRANTIES AS TO THE TRANSFERRED ASSETS OR THE ASSUMED LIABILITIES. EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT OR IN ANY OTHER TRANSACTION DOCUMENT, ALL ASSETS CONTRIBUTED, TRANSFERRED, ASSIGNED, CONVEYED OR DELIVERED PURSUANT TO THIS AGREEMENT OR ANY OTHER TRANSACTION DOCUMENT ARE BEING CONTRIBUTED, TRANSFERRED, ASSIGNED, CONVEYED OR DELIVERED ON AN “AS IS,” “WHERE IS” BASIS.

Section 1.12 Foreign Transfer. At Purchaser’s request received by Seller in writing no later than forty-five (45) Business Days prior to the Closing Date (“Foreign Sale Notice”), Seller shall (i) prior to the Closing, cause the Company to form a direct wholly-owned Subsidiary of the Company (“SaleCo2”) organized in the form and jurisdiction specified by Purchaser in such Foreign Sale Notice (provided, that such jurisdiction must be Luxembourg, the Netherlands or the United Kingdom and such Subsidiary must be a “foreign eligible entity” as defined in Treasury Regulations Section 301.7701-3(b)), (ii) prior to the Closing, make or cause to be made an election under Treasury Regulations Section 301.7701-3(c) for SaleCo2 to be treated as an entity that is disregarded as separate from its owner for U.S. federal income tax purposes, effective as of the formation of SaleCo2, (iii) prior to the Closing, cause all right, title and interest in and to the equity interests (the “Foreign Equity Interests”) in such Business Subsidiaries specified by Purchaser in the Foreign Sale Notice to be distributed, sold, conveyed, assigned or otherwise transferred to Seller (to the extent not already held directly by Seller as of the date hereof) (the transfers contemplated pursuant to this clause (iii), collectively, the “Foreign Business Subsidiary Transfers”), (iv) at the Closing, pursuant to the Transfers, contribute, sell, convey, assign or otherwise transfer all of Seller’s right, title and interest in and to such Foreign Equity Interests to the Company, and (v) immediately after the Closing and prior to the Foreign Sale Closing, cause the Company to contribute, sell, convey or otherwise transfer all of the Company’s right, title and interest in and to such Foreign Equity Interests to SaleCo2 (the “SaleCo2 Contribution”); provided, that Purchaser may not specify any Business Subsidiary in the Foreign Sale Notice other than a Business Subsidiary that (A) is organized under the laws of a jurisdiction other than the United States or any political subdivision thereof and (B) is not a direct or indirect Subsidiary of a Non-Reorganization 338(h)(10) Subsidiary; provided further, that Seller shall not be required to take any of the foregoing actions if taking such action would reasonably be expected to result in a breach of applicable Law or materially impede or delay the consummation of the Sale; provided further, that in the event the immediately preceding proviso applies, Seller and Purchaser shall cooperate in good faith to determine an alternative manner or structure to effect the Foreign Business Subsidiary Transfers, the SaleCo2 Contribution and the Foreign Sale.

ARTICLE II

CLOSING

Section 2.1 Closing. Upon the terms and subject to the satisfaction or waiver of each of the conditions set forth in this Agreement, the closing of the Transfers (the “Closing”) shall take place at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, Four Times Square, New York, New York 10036 or at such other place as Seller and the Company mutually agree, commencing at 10:00 a.m., local time, immediately prior to the closing of the Sale pursuant to the Purchase Agreement (the “Closing Date”). Notwithstanding anything to the contrary in this Agreement, the Parties may agree to effect any Transfer at any time prior to the Closing; provided, that no such Transfer prior to the Closing that could reasonably be expected to adversely affect (as compared to such Transfer occurring upon the Closing) the Business Subsidiaries, the Business, Purchaser or any of its Subsidiaries (including from a Tax perspective or otherwise), or the Transactions, shall be made without the prior written consent of Purchaser; provided, further, that if such adverse impact is reasonably expected to be only de minimis in nature, then Purchaser’s prior written consent shall not be required so long as Seller shall have consulted in good faith with Purchaser in advance.

Section 2.2 Deliveries at Closing.

(a) At the Closing (or prior to the Closing where indicated), Seller shall take all steps necessary in accordance with the terms of this Agreement to place the Company in possession or control of the Business and the Transferred Assets and execute (where applicable) and deliver the following, each of which is subject to the delivery of each other of the following deliveries:

(i) an executed copy of a bill of sale in substantially the form appended hereto as Exhibit A (the “Bill of Sale”);

(ii) an executed copy of a general assignment and assumption of Liabilities in substantially the form appended hereto as Exhibit B (the “Assignment and Assumption Agreement”);

(iii) an executed copy of an intellectual property assignment agreement in substantially the form appended hereto as Exhibit C (the “IP Assignment Agreement”);

(iv) executed copies of such other instruments and agreements as may be required to effect the contribution, transfer, assignment, conveyance and delivery of the Transferred Assets, and the assumption of the Assumed Liabilities; and

(v) a duly executed certificate of non-foreign status of Seller in accordance with Section 1445 of the Code and the Treasury Regulations promulgated thereunder substantially in the form attached hereto as Exhibit D.

(b) At the Closing, the Company shall execute (where applicable) and deliver:

(i) an executed copy of the Bill of Sale;

(ii) an executed copy of the Assignment and Assumption Agreement;

(iii) an executed copy of the IP Assignment Agreement;

(iv) executed copies of such other instruments and agreements as may be required to effect the contribution, transfer, assignment, conveyance and delivery of the Transferred Assets, and the assumption of the Assumed Liabilities; and

(v) solely to the extent required by applicable Law, to Seller, a document executed by the Company and each Business Employee who is an Offered Employee, pursuant to which such Business Employee agrees (a) to be employed by the Company or an Affiliate thereof and (b) to the transfer of such Transferred Employee’s Assumed Employee Liabilities to the Company.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLER

Except (i) as otherwise set forth in the Disclosure Schedules (as defined in the Purchase Agreement) or (ii) as set forth in the SEC Documents (as defined in the Purchase Agreement) filed or furnished and publicly available prior to the date of this Agreement (excluding any disclosures set forth under the heading “Risk Factors” and any disclosures included in any “forward-looking statements” section or that are similarly cautionary, predictive or forward-looking in nature), Seller hereby represents and warrants to the Company as follows:

Section 3.1 Organization. Seller is a corporation, duly incorporated, validly existing and in good standing under the Laws of the State of Delaware.

Section 3.2 Authority and Enforceability. Seller has all necessary corporate power and authority to enter into, execute, deliver and perform its obligations under this Agreement. The execution, delivery and performance of this Agreement by Seller have been duly authorized by all requisite action on the part of Seller. This Agreement has been duly executed and delivered by Seller and, assuming due authorization, execution and delivery of this Agreement by the Company, this Agreement is a legal, valid and binding obligation of Seller, enforceable against it in accordance with its terms, except as such enforceability may be limited by the Enforceability Limitations.

Section 3.3 Rights and Obligations. Assuming receipt of any Consent that is required in connection with the consummation of the Reorganization Transactions, the Business Subsidiaries (after giving effect to the Reorganization Transactions (including the transactions contemplated by Section 1.7)) will have substantially the same rights and obligations (excluding the Excluded Assets and the Retained Liabilities) with respect to the Business immediately following the Closing as Seller and the Business Subsidiaries had immediately prior to the consummation of the Reorganization Transactions.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES

OF THE COMPANY

The Company hereby represents and warrants to Seller as follows:

Section 4.1 Organization. The Company is a corporation, duly incorporated, validly existing and in good standing under the Laws of the State of Delaware.

Section 4.2 Authority and Enforceability. The Company has all necessary corporate power and authority to enter into, execute, deliver and perform its obligations under this Agreement. The execution, delivery and performance of this Agreement by the Company have been duly authorized by all requisite action on the part of the Company. This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery of this Agreement by Seller, this Agreement is a legal, valid and binding obligation of the Company, enforceable against it in accordance with its terms, except as such enforceability may be limited by the Enforceability Limitations.

ARTICLE V

COVENANTS

Section 5.1 Reasonable Best Efforts. Subject to the terms and conditions set forth herein (including Section 1.7) and in the Purchase Agreement, each of Seller and the Company will cooperate with each other and use their respective reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with each other in doing, all things necessary, proper or advisable to consummate and make effective the Reorganization Transactions as soon as practicable and cause the conditions to the consummation of the Closing set forth in Article VI to be satisfied. Without limiting any other provision of this Agreement or the Purchase Agreement, each of Seller and the Company will cooperate with each other and use their respective reasonable best efforts, prior to the Closing Date, to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with each other in doing, all things necessary, proper or advisable to obtain or deliver all Consents of all Governmental Authorities and Third Parties that may be or become necessary, proper or advisable for the contribution, transfer, assignment, conveyance and delivery of the Transferred Assets; provided, that neither Seller nor the Company shall be required to pay any consent or other similar fee to obtain the Consent of any Person under any Contract.

Section 5.2 Further Actions; Post-Closing Cooperation; Transition Services.

(a) Subject to the terms and conditions of this Agreement, at any time or from time to time after the Closing, each of Seller and the Company shall execute and deliver such other documents and instruments, provide such materials and information and take such other actions as may reasonably be necessary, proper or advisable, to the extent permitted by Law, to fulfill its obligations under this Agreement or to otherwise effect the Reorganization Transactions.

(b) Following the Closing, each Party will, and will cause its Subsidiaries to, use reasonable best efforts (subject to, and in accordance with applicable Law) to deliver to the other Party copies of any mail, packages or other communications relating to the businesses of the other Party received by it or any of its Subsidiaries. Without limiting the generality of the foregoing, where the cooperation of Third Parties would be necessary in order for a Party to completely fulfill its obligations under this Agreement, such Party will use reasonable best efforts to cause such Third Parties to provide such cooperation.

(c) If Seller or the Company or any of its respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, (ii) transfers all or a substantial portion of its properties and assets to any Person, or (iii) is dissolved, then, in each case, Seller or the Company, as applicable, shall make proper provision, as a condition precedent to any such transaction, so that its successors and assigns or transferees, as applicable, shall expressly assume all of its obligations under this Agreement.

(d) In the event that either Seller or Purchaser identifies any services provided by Seller to the Business in the six (6) months prior to the Closing Date, or provided by the Business to Seller in the six (6) months prior to the Closing Date, in each case that are necessary for the operation of the business of Seller or the Business, as applicable, following the Closing Date in substantially the same manner as such business was conducted during the six (6) months prior to the Closing Date (any such service, a “Transition Service” and collectively, the “Transition Services”), upon the request of Seller or Purchaser, Seller and Purchaser shall use commercially reasonable efforts to negotiate and agree on the terms of a customary transition services agreement to be effective upon the Closing pursuant to which such Transition Services will be provided.

Section 5.3 Employees.

(a) Seller and the Company shall take all steps necessary to cause the Business Employees to become employed by the Company or one of its Affiliates effective immediately upon the Closing, without any action required by any such Business Employee. To the extent an offer of employment is required to be made to a Business Employee (each, an “Offered Employee”) under applicable Law or as a result of any Business Employee having an existing employment agreement with Seller pursuant to the immediately preceding sentence or Section 1.1 for the transfer of employment of such Business Employee to be effective upon the Closing, not less than ten (10) days prior to the Closing, the Company (or another Business Subsidiary) shall make an offer of employment to each such Business Employee for such transfer of employment to be effective upon the Closing (each (i) Offered Employee who accepts the Company’s offer of employment and commences employment with the Company or another Business Subsidiary upon the Closing and (ii) other Business Employee whose employment is transferred to the Company upon the Closing, a “Transferred Employee”).

(b) Subject and in addition to the requirements of any applicable Law relating to employees’ acquired rights, the Company’s offer of employment to each Offered Employee shall be for, and the Company shall or shall cause its Affiliates to provide to each of the Transferred Employees upon the Closing, the same (i) position, title, duties and other terms and conditions of employment in effect for such Transferred Employee immediately prior to the Closing; (ii) base salary or base wage rate in effect for such Transferred Employee immediately prior to the Closing; and (iii) employee benefits in effect for such Transferred Employee immediately prior to the Closing.

(c) If any Offered Employee does not accept the offer of employment from the Company or one of its Affiliates and does not resign his or her employment with Seller, such Offered Employee, to the extent permissible under applicable Law, shall be deemed to have resigned his or her employment with Seller effective as of the Closing or such earliest date thereafter as may be required or allowed by Law, and Seller shall terminate or cause to be terminated the employment of such Offered Employee so as to take effect upon the Closing, in accordance with all applicable Laws, or in such cases that Seller is prohibited by applicable Law to terminate or cause to be terminated any such Offered Employee’s employment as of the Closing, Seller shall terminate or cause to be terminated any such Offered Employee’s employment so as to take effect as of the first possible date following the Closing, in accordance with the requirements of applicable Law. Seller shall cooperate with, and use reasonable best efforts to assist, the Company in its efforts to secure employment arrangements satisfactory to the Company with the Offered Employees. As applied to the Transferred Employees’ employment with any Business Subsidiary following the Closing, Seller shall not enforce against any Transferred Employee (or any Business Subsidiary) any confidentiality (but only to the extent an alleged breach of confidentiality is related to the Business) or any customer or client non-solicitation or non-compete obligations to the extent related to the Business; provided, however, that any employee non-solicitation covenant applicable to any Transferred Employees that prohibits such Transferred Employee from soliciting employees of Seller or its Affiliates who are not Business Employees shall remain in place pursuant to its terms.

(d) The Company shall adopt the “alternate procedure” for preparing and filing IRS Forms W-2 (Wage and Tax Statements), W-4 (Employee’s Withholding Allowance Certificate) and W-5 (Earned Income Credit Advance Payment Certificate) as described in Revenue Procedure 2004-53 (or any similar procedure under applicable state, local or foreign Law) with respect to the Transferred Employees for the calendar year in which the Closing occurs.

(e) Seller shall, at its own expense, give all notices and other information required to be given by Seller to the Transferred Employees, any Employee Representative, and any applicable Governmental Authority and comply with any obligation to consult with any Business Employees or Employee Representative under the WARN Act, the National Labor Relations Act, the Code, COBRA and other applicable Laws in connection with the execution of this Agreement or any other Transaction Document or the consummation of the Transfers and their impact on any Business Employee.

Section 5.4 Immigration Matters. The Company will, or will cause one or more of its Subsidiaries to, serve as a sponsoring employer for U.S. immigration purposes with respect to the Transferred Employees, and the Company will, or will cause one or more of its Subsidiaries to, assume all immigration-related Liabilities that have arisen or will hereafter arise in connection with the submission of petitions to the United States Citizenship and Immigration Service requesting the grant of employment-based non-immigrant and immigrant visa benefits on behalf of Transferred Employees. The Company will, or will cause one or more of its Subsidiaries to, apply for such visas as soon as practicable following the Closing Date if required. The Parties intend that the Company and its Subsidiaries (by agreeing to hire the Transferred Employees, and/or agreeing, as a sponsoring employer, to assume the immigration-related Liabilities described in this Section 5.4) will be considered the successor-in-interest to the Business for U.S. immigration purposes. A correct and complete list of each Transferred Employee whose transfer of employment to the Company may require submission of a petition pursuant to this Section 5.4 as of the date hereof has been provided to Purchaser.

Section 5.5 Tax Matters.

(a) Tax Indemnification.

(i) Effective as of and after the Closing Date, Seller shall pay or cause to be paid, and shall indemnify, defend and hold harmless the Company and each of its Affiliates (collectively, the “Company Tax Indemnified Parties”) from and against, without duplication, (i) any Excluded Tax Liability; (ii) any Taxes for which Seller is responsible pursuant to Section 5.5(b) or Section 4.09(i) of the Purchase Agreement; (iii) any Taxes arising out of or resulting from any breach by Seller, or by the Company prior to the closing of the Sale, of any provision of this Agreement or any provision of Section 4.16 of the Purchase Agreement (Tax Matters); and (iv) any costs and expenses, including reasonable legal fees and expenses, attributable to any item described in the foregoing clauses (i) through (iii).

(ii) Effective as of and after the Closing Date, the Company shall pay or cause to be paid, and shall indemnify, defend and hold harmless Seller and each of its Affiliates (collectively, the “Seller Tax Indemnified Parties”) from and against, without duplication, (i) any Assumed Tax Liability; (ii) any Taxes for which the Company is responsible pursuant to Section 1.7(c) or Section 5.5(b)(ii); (iii) any Taxes arising out of or resulting from any breach by Purchaser, or the Company following the closing of the Sale, of any provision of this Agreement or any provision of Section 4.16 of the Purchase Agreement (Tax Matters); and (iv) any costs and expenses, including reasonable legal fees and expenses, attributable to any item described in the foregoing clauses (i) through (iii).

(b) Transfer Taxes; Foreign Sale Restructuring Taxes. Notwithstanding anything herein to the contrary,

(i) Seller shall be responsible for, and shall timely pay or cause to be timely paid, all Transfer Taxes arising out of or incurred in connection with the Reorganization Transactions (other than any such Transfer Taxes that are Foreign Sale Restructuring Taxes, which shall be governed by Section 5.5(b)(ii)) and shall prepare and timely file, or cause to be prepared and timely filed, all necessary documentation and Tax Returns required to be filed with respect to such Transfer Taxes.

(ii) Seller and the Company shall each be responsible for fifty percent (50%) of all Foreign Sale Restructuring Taxes. With respect to any Foreign Sale Restructuring Taxes that are Transfer Taxes, Seller and the Company shall cooperate to (x) timely pay or cause to be timely paid such Transfer Taxes and (y) prepare and timely file, or cause to be prepared and timely filed, all necessary documentation and Tax Returns required to be filed with respect to such Transfer Taxes.

(c) [Intentionally Omitted].

(d) Tax Returns.

(i) Following the Closing Date, the Company shall prepare or shall cause to be prepared (A) any combined, consolidated or unitary Tax Return that includes Seller or any of its Affiliates (other than the Business Subsidiaries), on the one hand, and any of the Business Subsidiaries (or any former Subsidiaries of Seller), on the other hand (a “Combined Tax Return”), and (B) any Tax Return (other than any Combined Tax Return) that is required to be filed by or with respect to any of the Business Subsidiaries for any taxable period (a “Company Separate Tax Return”). All Combined Tax Returns and all Company Separate Tax Returns, in each case, to the extent relating to the Seller Entities, the Excluded Assets, the Retained Liabilities, the Retained Business and/or the Excluded Tax Liabilities shall be prepared in a manner consistent with past practices of Seller or its relevant Subsidiary, as and where applicable, except to the extent otherwise required by applicable Law. The Company shall deliver to Seller a draft copy of each Company Separate Tax Return that reflects any Taxes for which Seller is responsible under this Agreement (a “Mixed Company Separate Tax Return”) and each Combined Tax Return at least thirty (30) days prior to the due date therefor (taking into account any extensions). The Company shall (and shall cause its Affiliates to) revise each such Combined Tax Return and Mixed Company Separate Tax Return to reflect any reasonable comments requested by Seller, provided such comments relate to Taxes for which Seller is responsible under this Agreement and are received from Seller not later than fifteen (15) days before the due date for such Tax Return (taking into account any extensions for filing such Tax Return); provided, however, that the Company shall not be required to (or to cause its Affiliates to) revise any such Tax Return if such revision would or would reasonably be expected to, (x) result in an increase in the amount of Taxes for which the Company is responsible pursuant to this Agreement or the Tax Liability of Purchaser or any of its Affiliates or (y) reflect a position for which there is not “substantial authority” within the meaning of Treasury Regulations Section 1.6662-4(d) (or any similar provision or standard under any applicable state, local or foreign Tax Law).

(1) The Company shall deliver, or cause to be delivered, to Seller a finalized version of each Combined Tax Return and each Company Separate Tax Return that is required by applicable Law to be filed by Seller or any of its Affiliates at least five (5) Business Days prior to the due date for filing such Tax Return (taking into account extensions), together with payment for any Taxes shown to be due on such Tax Return that are the responsibility of the Company under this Agreement, and Seller shall timely file or cause to be timely filed each such Tax Return and timely pay or cause to be paid all Taxes shown as due on such Tax Return.

(2) The Company shall timely file or cause to be timely filed any Combined Tax Return and any Mixed Company Separate Tax Return that is required by applicable Law to be filed by the Company or any of its Affiliates (taking into account extensions), and shall provide Seller with a finalized copy thereof promptly after such Combined Tax Return or Mixed Company Separate Tax Return is filed. At least five (5) Business Days prior to the due date for filing any such Tax Return (taking into account extensions), Seller shall pay to the Company the amount of any Taxes shown to be due on such Tax Return that are the responsibility of Seller under this Agreement, and the Company shall timely pay or cause to be paid all Taxes shown as due on such Tax Return.

(3) Seller shall not, and shall not permit any of its Affiliates to, amend or revoke any Combined Tax Return or any Company Separate Tax Return (or any notification or election relating thereto) without the prior written consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed), except to the extent such amendments or revocations relate exclusively to Taxes for which Seller is responsible under this Agreement. At the Company’s request, Seller shall (or shall cause its Affiliates to) amend or revoke any Combined Tax Return or any Company Separate Tax Return (or any notification or election relating thereto) as directed by the Company, but only if such Tax Return is permitted to be amended or revoked by Seller or its Affiliates under applicable Law; provided, that, except to the extent such amendments or revocations relate exclusively to Taxes for which the Company is responsible under this Agreement, Seller consents to such amendment or revocation (which consent shall not be unreasonably withheld, conditioned or delayed). The Company shall not, and shall not permit any of its Affiliates to, amend or revoke any Combined Tax Return or any Mixed Company Separate Tax Return (or any notification or election relating thereto) without the prior written consent of Seller (which consent shall not be unreasonably withheld, conditioned or delayed), except to the extent such amendments or revocations relate exclusively to Taxes for which the Company is responsible under this Agreement.

(ii) Except for any Tax Return required to be prepared (or caused to be prepared) by the Company pursuant to Section 5.5(d)(i), Seller shall prepare or shall cause to be prepared all Tax Returns required to be filed by any of the Seller Entities (a “Seller Separate Tax Return”). All Seller Separate Tax Returns, to the extent relating to the Business Subsidiaries, the Transferred Assets, the Assumed Liabilities, the Business and/or the Assumed Tax Liabilities shall be prepared in a manner consistent with past practices of Seller or its relevant Subsidiary, as and where applicable, except to the extent otherwise required by applicable Law. Seller shall deliver to the Company a draft copy of each Seller Separate Tax Return that reflects any Taxes for which the Company is responsible under this Agreement (a “Mixed Seller Separate Tax Return”) at least thirty (30) days prior to the due date therefor (taking into account any extensions for filing such Tax Return). Seller shall (and shall cause its Affiliates to) revise each such Mixed Seller Separate Tax Return to reflect any reasonable comments requested by the Company, provided such comments relate to Taxes for which the Company is responsible under this Agreement and are received from the Company not later than fifteen (15) days before the due date for such Tax Return (taking into account any extensions for filing such Tax Return); provided, however, that Seller shall not be required to (or to cause its Affiliates to) revise any such Tax Return if such revision would or would reasonably be expected to, (x) result in an increase in the amount of Taxes for which Seller is responsible pursuant to this Agreement or (y) reflect a position for which there is not “substantial authority” within the meaning of Treasury Regulations Section 1.6662-4(d) (or any similar provision or standard under any applicable state, local or foreign Tax Law).

(1) Seller shall timely file or cause to be timely filed any Mixed Seller Separate Tax Return (taking into account extensions), and shall provide the Company with a finalized copy thereof promptly after such Mixed Seller Separate Tax Return is filed. At least five (5) Business Days prior to the due date for filing any such Tax Return (taking into account extensions), the Company shall pay to Seller the amount of any Taxes shown to be due on such Tax Return that are the responsibility of the Company under this Agreement and Seller shall timely pay or cause to be paid all Taxes shown as due on such Tax Return.

(2) Seller shall not, and shall not permit any of its Affiliates to, amend or revoke any Mixed Seller Separate Tax Return (or any notification or election relating thereto) without the prior written consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed), except to the extent such amendments or revocations relate exclusively to Taxes for which Seller is responsible under this Agreement. At the Company’s request, Seller shall (or shall cause its Affiliates to) amend or revoke any Mixed Seller Separate Tax Return (or any notification or election relating thereto) as directed by the Company, but only if such Tax Return is permitted to be amended or revoked by Seller or its Affiliates under applicable Law; provided, that, except to the extent such amendments or revocations relate exclusively to Taxes for which the Company is responsible under this Agreement, Seller consents to such amendment or revocation (which consent shall not be unreasonably withheld, conditioned or delayed).

(e) Tax Refunds, Tax Benefits and Tax Assets.

(i) Except as otherwise provided in this Section 5.5(e), (x) Seller shall be entitled to any Refund of Taxes for which Seller is responsible pursuant to this Agreement and (y) the Company shall be entitled to any Refund of Taxes for which the Company is responsible pursuant to this Agreement. A Party receiving a Refund to which the other Party is entitled pursuant to this Agreement shall pay the amount of the Refund to which such other Party is entitled within fifteen (15) days after the receipt of the Refund. To the extent that a Party realizes a Refund by applying or causing to be applied an overpayment of Taxes as a credit toward or a reduction in Taxes otherwise payable (or a Governmental Authority requires such application in lieu of a refund) and such overpayment of Taxes, if received as a Refund, would have been payable by such Party to the other Party pursuant to this Section 5.5(e)(i), such Party shall pay such amount to the other Party within fifteen (15) days of filing the Tax Return for which such overpayment is applied to reduce Taxes otherwise payable.

(ii) In the event that, as a result of any audit adjustment (or adjustment in any other Tax Proceeding) made with respect to a Tax Item attributable to Taxes for which one Party is responsible under this Agreement, the other Party (the “Benefited Party”) or any of its Affiliates Actually Realizes a Tax Benefit with respect to Taxes for which such Benefited Party is responsible under this Agreement, then the Benefited Party shall pay to the other Party the amount of such Tax Benefit within fifteen (15) days after such Tax Benefit is Actually Realized. To the extent that any such Tax Benefit is reflected on a Tax Return for which the Benefited Party has filing responsibility pursuant to Section 5.5(d), the Benefited Party shall, or shall cause its relevant Affiliate to, claim any Tax Benefit to which it may be entitled as a result of any such audit adjustment (or adjustment in any other Tax Proceeding).

(iii) To the extent that any Seller Tax Asset is utilized to reduce Taxes for which the Company is responsible pursuant to this Agreement or as a result of which the Company or any of its Affiliates otherwise Actually Realizes a Tax Benefit, the Company shall pay to Seller the amount of such reduction in Taxes or Tax Benefit within fifteen (15) days after such Tax Benefit is Actually Realized; provided, that the Company shall not be required to make any payments to the Seller in respect of any such utilization of any such Seller Tax Asset to the extent that the amount of such utilized Seller Tax Asset, together with the aggregate amount of all Seller Tax Assets previously utilized by the Company to reduce Taxes for which the Company is responsible pursuant to this Agreement, is less than or equal to the aggregate amount of all Company Tax Assets utilized to offset any income or gain required to be recognized by any of the Seller Entities as a result of the Sale, the Foreign Sale, the Transfers, the Foreign Business Subsidiary Transfers or the SaleCo2 Contribution. To the extent that any Company Tax Asset is utilized to reduce Taxes for which Seller is responsible pursuant to this Agreement or as a result of which Seller or any of its Affiliates otherwise Actually Realizes a Tax Benefit, Seller shall pay to the Company the amount of such reduction in

Taxes or other Tax Benefit within fifteen (15) days after such Tax Benefit is Actually Realized; provided, that, notwithstanding anything to the contrary in this Section 5.5, any Tax Asset of any Seller Entity or of any Business Subsidiary existing as of immediately prior to the closing of the Sale shall first be utilized to offset any income or gain required to be recognized by any of the Seller Entities as a result of the Sale, the Foreign Sale, the Transfers, the Foreign Business Subsidiary Transfers or the SaleCo2 Contribution, and Seller shall not be required pursuant to this Section 5.5(e) to make any payments to the Company in respect of any such utilization of any such Tax Assets.

(iv) If any Refund, Tax Benefit or Tax Asset in respect of which a Party made a payment to the other Party pursuant to this Section 5.5(e) is subsequently disallowed or reduced, such other Party shall promptly repay the amount of such Refund, Tax Benefit or Tax Asset received, to the extent disallowed or reduced, to the Party that made such payment, together with any interest, penalties or other charges imposed thereon by the applicable Governmental Authority.

(f) Timing of Payments. Except to the extent otherwise provided in this Section 5.5, any indemnity payment required to be made pursuant to this Section 5.5 shall be made within thirty (30) days after the indemnified Person gives notice to the indemnifying Party in accordance with the procedures set forth in Section 7.4(a).

(g) Cooperation in Tax Matters.

(i) In connection with the preparation of any Tax Return pursuant to Section 5.5(d)(i), Seller shall assist and cooperate with the Company by preparing and providing to the Company pro forma Tax Returns for the Seller Entities in respect of the Excluded Assets, Retained Liabilities and/or the Retained Business, as appropriate, and any related supporting documentation, statements and workpapers. Any such pro forma Tax Returns shall be prepared in accordance with past practices, accounting methods, elections and conventions of Seller or its applicable Subsidiary, unless otherwise required by Law. At its option, the Company may engage an accounting firm of its choice to review any such pro forma Tax Return and any supporting documentation, statements and workpapers submitted to the Company.

(ii) The Parties agree to furnish or cause to be furnished to one another, as promptly as practicable, information in the possession of such Party or its Affiliates that is reasonably requested by such other Party in order to (A) prepare and file Tax Returns, (B) determine liabilities for Taxes or any indemnification obligation under this Section 5.5 or any right to a Refund or other Tax Benefits, (C) make any Tax election or (D) prepare for and respond to any Tax Proceeding. Such cooperation and information shall include providing reasonably requested powers of attorney, copies of all relevant portions of relevant Tax Returns, together with all relevant portions of relevant accompanying schedules and relevant work papers, relevant documents relating to rulings or other determinations by Governmental Authorities and relevant records concerning ownership and Tax basis of property and other information, which any such party may possess. Each Party shall make its employees reasonably available on a mutually convenient basis at its cost to provide an explanation of any documents or information so provided. Each Party shall, and shall cause its Affiliates to, retain all Tax Returns, schedules and work papers and all material records and other documents that could reasonably be expected to be requested pursuant to this Section 5.5(g) until the later of (x) the expiration of the applicable statute of limitations (taking into account any extensions) under applicable Law for the Tax periods to which the Tax Returns or other documents relate or (y) eight (8) years following the due date for such Tax Returns.

(h) Tax Proceedings.

(i) In the event that any Party (the “Informed Party”) or any of its Affiliates receives notice of any Tax Proceeding that could give rise to an indemnification obligation of the other Party under this Section 5.5 or could otherwise result in Tax liability for such other Party or its Affiliates, the Informed Party shall provide prompt written notice to the other Party of such Tax Proceeding (but in all events no later than ten (10) days following receipt of such notice); provided, that failure by the Informed Party to so promptly notify the other Party shall not reduce such other Party’s indemnification obligation hereunder, except to the extent such other Party’s ability to defend against such Tax Proceeding is actually and materially prejudiced by such failure. Such notice shall include a copy of the relevant portion of any correspondence received from the Governmental Authority or other party instituting such Tax Proceeding and shall specify in reasonable detail the basis for such Tax Proceeding if not readily apparent from such correspondence.

(ii) In the case of any Tax Proceeding with respect to any Combined Tax Return, any Company Separate Tax Return or any Seller Separate Tax Return, the Controlling Party shall have the exclusive right to conduct such Tax Proceeding; provided, however, that to the extent such Tax Proceeding could reasonably be expected to materially affect the amount of Taxes for which the Non-Controlling Party is responsible under this Agreement, the Controlling Party shall, and shall cause its Affiliates to, (A) provide the Non-Controlling Party with a timely and reasonably detailed account of each stage of such Tax Proceeding, (B) consult with the Non-Controlling Party before taking any significant action in connection with such Tax Proceeding, (C) consult with the Non-Controlling Party with respect to any written materials prepared or furnished in connection with such Tax Proceeding and, in the case of clauses (B) and (C), (1) offer the Non-Controlling Party an opportunity to comment before taking such action or submitting such materials and (2) take into account any such comments in good faith in taking such action or in preparing and furnishing such materials, (D) defend such Tax Proceeding diligently and in good faith as if it were the only party in interest in connection with such Tax Proceeding, and (E) not settle, compromise or abandon any portion of such Tax Proceeding exclusively relating to Taxes for which the Non-Controlling Party may be responsible without obtaining the prior written consent of the Non-Controlling Party (which consent shall not be unreasonably withheld, conditioned or delayed). For purposes of this Agreement, “Controlling Party” shall mean Seller if the Seller Tax Indemnified Parties are reasonably expected to bear the greater Tax liability in connection with such Tax Proceeding, or the Company if the Company Tax Indemnified Parties are reasonably expected to bear the greater Tax liability in connection with such Tax Proceeding (in each case taking into account the indemnification obligations arising under this Section 5.5); and “Non-Controlling Party” means whichever of Seller or the Company is not the Controlling Party with respect to such Tax Proceeding, as the case may be. Notwithstanding anything to the contrary in this Section 5.5(h)(ii), if in the case of any Combined Tax Return, Mixed Company Separate Tax Return or Mixed Seller Separate Tax Return, there would be different Controlling Parties with respect to two or more issues in such Tax Proceeding if such issues were treated as separate Tax Proceedings for purposes of this Section 5.5(h)(ii), each such issue shall be treated as a separate Tax Proceeding for purposes of this Section 5.5(h)(ii) to the extent permitted by Law; provided, however, that if such treatment is not permitted by Law or is otherwise impracticable, the “Controlling Party” shall mean the Company if such Tax Proceeding relates to a Combined Tax Return or a Company Separate Tax Return, and Seller if such Tax Proceeding relates to a Seller Separate Tax Return.

(i) Company Purchase Price Allocation.

(i) The Parties agree to allocate, and, as applicable, to cause their applicable Affiliates to allocate, (x) the Foreign Sale Purchase Price (as determined under Section 1.06 of the Purchase Agreement) to the Foreign Equity Interests and (y) the Company Purchase Price, among the assets of the Section 338(h)(10) Subsidiaries (other than the Company) and any other relevant assets acquired (or deemed acquired by the Company for U.S. federal income tax purposes pursuant to this Agreement) (other than the Foreign Equity Interests) in accordance with the Company Purchase Price Allocation, as determined under Section 4.16(a) of the Purchase Agreement, in each case, which shall be conclusive and binding on the parties. It is agreed and understood that the Parties shall adjust the Company Purchase Price Allocation in accordance with any adjustment to the same made pursuant to Section 4.16(a) of the Purchase Agreement.

(ii) Each of the Company and Seller shall timely file IRS Form 8594 and all U.S. federal, state, local and foreign Tax Returns in accordance with the Company Purchase Price Allocation. The Company Purchase Price Allocation, as determined under Section 4.16(a) of the Purchase Agreement, shall be used in preparing IRS Form 8883 (and any similar forms under applicable state and local Law). Except to the extent otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code (or any similar provision of state, local or foreign Law), the Company, Seller and their respective Affiliates shall not take any Tax position that is inconsistent with the Company Purchase Price Allocation on any Tax Return (including any of the Reorganization 338(h)(10) Forms), in any Tax Proceeding or otherwise.

(j) Reorganization 338(h)(10) Elections. At Purchaser’s request, the Company and Seller shall (or shall cause their relevant Affiliates to) make and timely file joint elections under Section 338(h)(10) of the Code (and any corresponding elections under applicable state or local Law) with respect to the Section 338(h)(10) Subsidiaries (other than the Company) (the “Reorganization 338(h)(10) Elections” and all forms, attachments and schedules necessary to effectuate the Reorganization 338(h)(10) Elections, including IRS Form 8023, IRS Form 8883 and any similar forms under applicable state and local Law, collectively, the “Reorganization 338(h)(10) Forms”). For the avoidance of doubt, the Reorganization 338(h)(10)

Elections shall be made with respect to the same Section 338(h)(10) Subsidiaries (other than the Company) with respect to which the Company Section 338(h)(10) Elections are made pursuant to the Purchase Agreement. All Reorganization 338(h)(10) Elections, Reorganization 338(h)(10) Forms and any related forms, Tax Returns, elections, schedules and other documents shall be consistent with the Company Section 338(h)(10) Elections, the Company Section 338(h)(10) Forms, the Company Purchase Price Allocation as determined under Section 4.16(a) of the Purchase Agreement and any other forms, Tax Returns, elections, schedules and other documents prepared pursuant to Section 4.16(b) of the Purchase Agreement. The rights and obligations of Seller and Purchaser set forth in Section 4.16(b) of the Purchase Agreement with respect to the Company Section 338(h)(10) Elections shall apply mutatis mutandis to Seller and the Company, respectively, with respect to the Reorganization 338(h)(10) Elections.

(k) Other Elections. At Purchaser’s election, the Company shall make or cause its Affiliates to make (and nothing in this Agreement shall prohibit the Company from so making or causing to be made) an election under Section 338(g) of the Code with respect to the acquisition or deemed acquisition by the Company pursuant to this Agreement of any Eligible Foreign Business Subsidiary. Except for (x) the Reorganization 338(h)(10) Elections, (y) the Company Section 338(h)(10) Elections and (z) the elections under Section 338(g) of the Code described in the immediately preceding sentence, the Company shall not, and shall cause its Affiliates not to, make any election under Section 338 of the Code, or any comparable provision of state, local or foreign Law, with respect to any of the Business Subsidiaries without the prior written consent of Seller (which consent shall not be unreasonably withheld, conditioned or delayed).

(l) Tax Matters Coordination and Survival. Notwithstanding anything to the contrary in this Agreement, indemnification and other payments in respect of Taxes and the procedures relating thereto shall be governed exclusively by this Section 5.5 and the provisions of Article VII (other than Section 7.4(a), Section 7.4(g) and Section 7.6) shall not apply. The indemnification and other payment obligations contained in this Section 5.5 shall survive the Closing Date until sixty (60) days following the expiration of the applicable statute of limitations; provided that if written notice of a claim has been given to the indemnifying Party in good faith prior to the end of this period, then the indemnification obligations with respect to such claim shall survive until such claim is finally resolved. If the Foreign Sale occurs, SaleCo2 shall be responsible for any indemnification or other payment obligation of the Company pursuant to this Section 5.5 or Article VII to the extent relating to any of the Business Subsidiaries transferred to SaleCo2 pursuant to the SaleCo2 Contribution (for the avoidance of doubt, nothing in this sentence shall relieve the Company of any of its obligations under this Agreement).

ARTICLE VI

CONDITIONS TO CLOSING

Section 6.1 Conditions to Closing. The respective obligations of each Party to consummate the Closing are subject to the prior or substantially concurrent satisfaction or waiver of each of the conditions to the closing of the Sale set forth in Article V of the Purchase Agreement (other than the condition set forth in Section 5.01(d) of the Purchase Agreement and conditions that, by their terms, cannot be satisfied until the closing of the Sale, which conditions the Parties are reasonably satisfied will be satisfied or waived at the closing of the Sale).

ARTICLE VII

MUTUAL RELEASES; INDEMNIFICATION

Section 7.1 Release of Pre-Distribution Claims.

(a) Except as provided in Section 7.1(c), Section 7.1(e) and Section 7.1(g), or with respect to claims arising from fraud, effective as of the Closing, the Company does hereby, on behalf of itself and each Business Subsidiary, release and forever discharge each Seller Indemnitee, from all Liabilities whatsoever to any Business Subsidiary, whether at law or in equity (including any right of contribution), whether arising under any Contract, by operation of Law or otherwise, existing or arising from any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur or any conditions existing or alleged to have existed at or before the Closing, including in connection with the Transactions.

(b) Except as provided in Section 7.1(c), Section 7.1(e) and Section 7.1(g), effective as of the Closing, Seller does hereby, for itself and each other Seller Entity, release and forever discharge each Company Indemnitee from all Liabilities whatsoever to any Seller Entity, whether at law or in equity (including any right of contribution), whether arising under any Contract, by operation of Law or otherwise, existing or arising from any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur or any conditions existing or alleged to have existed at or before the Closing, including in connection with the Transactions.

(c) Nothing contained in Section 7.1(a) or Section 7.1(b) will impair any right of any Person to enforce this Agreement or any Contracts that are specified in, or contemplated to continue pursuant to this Agreement. Without limiting the foregoing, nothing contained in Section 7.1(a) or Section 7.1(b) will release any Person from:

(i) any Liability assumed by such Person in accordance with, or any other Liability of such Person under, this Agreement or any other Transaction Document;

(ii) any Liability that such Person may have with respect to indemnification or contribution pursuant to this Agreement for claims brought by third Persons, which Liability will be governed by the provisions of this Article VII;

(iii) any right or obligation that such Person may have pursuant to Section 5.5;

(iv) any unpaid accounts payable or receivable (to the extent not settled pursuant to the terms of this Agreement) arising from or relating to the sale, provision, or receipt of goods, payment for goods, property or services purchased, obtained or used in the ordinary course of business by any Seller Entity from any Business Subsidiary, or by any Business Subsidiary from any Seller Entity, to the extent that such unpaid accounts payable or receivable are taken into account in the determination of Net Working Capital; or

(v) any Liability, the release of which would result in the release of any Person other than an Indemnitee; provided, that the Parties agree not to bring suit, or permit any of their Subsidiaries to bring suit, against any Indemnitee with respect to such Liability.

(d) The Company will not make, and will not permit any other Business Subsidiary to make, any claim or demand, or commence any Action asserting any claim or demand, including any claim of contribution or indemnification, against any Seller Indemnitee with respect to any Liabilities released pursuant to Section 7.1(a). Seller will not make, and will not permit any Seller Entity to make, any claim or demand, or commence any Action asserting any claim or demand, including any claim of contribution or any indemnification, against any Company Indemnitee with respect to any Liabilities released pursuant to Section 7.1(b).

(e) Nothing contained in Section 7.1(a) or Section 7.1(b) will release or discharge the Seller Entities from any Liability arising out of any Action brought by securityholders of Seller against Seller and/or its officers and/or directors (including on a derivative basis) relating to the Transactions or otherwise.

(f) The Parties intend Section 7.1(a) and Section 7.1(b) to establish mutual and general releases, subject to the terms hereof. The releases thereunder include, to the maximum extent permitted by Law, and subject to the terms hereof, unknown claims and Liabilities. Each Party hereto hereby acknowledges that it has read and is familiar with California Civil Code Section 1542, which states as follows:

“A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR.”

Subject to the terms of Section 7.1(a) and Section 7.1(b), each of the Parties does hereby expressly waive and relinquish all rights and benefits which it has or may have under California Civil Code Section 1542 (or any similar Law of any other country, state, territory or jurisdiction) to the fullest extent that it may lawfully waive such rights and benefits. In connection with the waiver and relinquishment set forth in this Section 7.1(f), each of the Parties acknowledges that it may hereafter discover facts in addition to and/or different from those now known or believed to be true, but that notwithstanding that fact, it is their respective intention hereby to fully, finally and forever release all of the claims and Liabilities released herein, known or unknown, suspected or unsuspected, which now exist, may in the future exist or heretofore have existed between each respective Party, on the one hand, and those Parties and Persons granted releases by it, on the other hand, and that in furtherance of such intention, the releases given herein will be and remain in effect as full and complete releases, notwithstanding the discovery or existence of any such additional or different facts.

(g) Nothing contained in Section 7.1(a) or Section 7.1(b) will release any Seller Entity from honoring its obligations to indemnify, whether pursuant to a Seller Entity’s certificate of incorporation, bylaws, similar organization document or any indemnification agreement, each person who is or was a director, officer or employee of any Business Subsidiary prior to the Closing with respect to matters arising prior to the Closing; it being understood that (other than with respect to indemnification obligations to any such person in their capacity as a director, officer or employee of Seller, which are expressly agreed to be Retained Liabilities) such Seller Entity’s indemnification obligations will be secondary to Purchaser’s and the Company’s obligations as and to the extent provided pursuant to Section 4.08 of the Purchase Agreement, other than with respect to acts or omissions arising out of the Excluded Assets or the Retained Liabilities. To the extent the underlying Liability giving rise to such indemnification obligation is not an Excluded Asset or a Retained Liability, the Company shall indemnify Seller for such Liability (including Seller’s costs to indemnify the director, officer or employee) in accordance with the provisions set forth in this Article VII. To the extent the underlying Liability giving rise to such indemnification obligation is an Excluded Asset or a Retained Liability (or is an indemnification obligation to any such person in their capacity as a director, officer or employee of Seller), Seller shall indemnify the Company for such Liability (including their costs to indemnify the director, officer or employee) in accordance with the provisions set forth in this Article VII.

Section 7.2 Indemnification by the Company. The Company will indemnify, defend and hold harmless, the Seller Indemnitees from and against all Losses of the Seller Indemnitees to the extent relating to, arising out of or resulting from any of the following (without duplication):

(a) any Transferred Asset or Assumed Liability, including the failure of the Company or any other Business Subsidiary to satisfy, pay, perform and discharge when due any Assumed Liabilities in accordance with their respective terms, whether prior to, at or after the Closing; and

(b) any breach by the Company following the Closing of any provision of this Agreement,

in each case, regardless of when or where the loss, claim, accident, occurrence, event or happening giving rise to the Loss took place, or whether any such loss, claim, accident, occurrence, event or happening is known or unknown, or reported or unreported and regardless of whether such loss, claim, accident, occurrence, event or happening giving rise to the Loss existed prior to, on or after the Closing Date or relates to, arises out of or results from actions, inactions, events, omissions, conditions, facts or circumstances occurring or existing prior to, on or after the Closing Date.

Section 7.3 Indemnification by Seller. Seller will indemnify, defend and hold harmless the Company Indemnitees from and against all Losses of the Company Indemnitees to the extent relating to, arising out of or resulting from any of the following (without duplication):

(a) any Excluded Asset or Retained Liability, including the failure of Seller or any other Person to satisfy, pay, perform and discharge when due any Retained Liabilities in accordance with their respective terms, whether prior to, at or after the Closing; and

(b) any breach by Seller of any provision of this Agreement, or any breach by the Company prior to the Closing of any provision of this Agreement,

in each case, regardless of when or where the loss, claim, accident, occurrence, event or happening giving rise to the Loss took place, or whether any such loss, claim, accident, occurrence, event or happening is known or unknown, or reported or unreported and regardless of whether such loss, claim, accident, occurrence, event or happening giving rise to the Loss existed prior to, on or after the Closing Date or relates to, arises out of or results from actions, inactions, events, omissions, conditions, facts or circumstances occurring or existing prior to, on or after the Closing Date.

Section 7.4 Procedures for Indemnification.

(a) An Indemnitee shall give notice of any matter that such Indemnitee has determined has given, or would reasonably be expected to give, rise to a right of indemnification under this Agreement (other than a Third-Party Claim which is governed by Section 7.4(b)) to the Party that is or may be required pursuant to this Agreement to make such indemnification (the “Indemnifying Party”) promptly (and in any event within thirty (30) days) after making such a determination. Such notice will state the amount of the Loss claimed, if known, and method of computation thereof, and contain a reference to the provisions of this Agreement in respect of which such right of indemnification is claimed by such Indemnitee; provided, that the failure to provide such notice will not release the Indemnifying Party from any of its obligations except and solely to the extent the Indemnifying Party will have been prejudiced as a result of such failure.

(b) If a claim or demand is made against an Indemnitee by any Third Party (a “Third-Party Claim”) as to which such Indemnitee is, or reasonably expects to be, entitled to indemnification pursuant to this Agreement, such Indemnitee will notify the Indemnifying Party in writing, and in reasonable detail, of the Third-Party Claim promptly (and in any event within thirty (30) days) after receipt by such Indemnitee of notice of the Third-Party Claim; provided, that the failure to provide notice of any such Third-Party Claim will not release the Indemnifying Party from any of its obligations except and solely to the extent the Indemnifying Party will have been prejudiced as a result of such failure.

(c) An Indemnifying Party will be entitled (but will not be required) to control the defense, compromise and settlement of any Third-Party Claim, at such Indemnifying Party’s own cost and expense and by such Indemnifying Party’s own counsel, which counsel must be reasonably acceptable to the Indemnitee, if it gives written notice of its intention to do so (including a statement that the Indemnitee is entitled to indemnification under this Article VII) to the applicable Indemnitee within thirty (30) days after the receipt of notice from such Indemnitee of the Third-Party Claim (failure of the Indemnifying Party to respond within such thirty (30) day period will be deemed to be an election by the Indemnifying Party not to control the defense, compromise and settlement of such Third-Party Claim). After a notice from an Indemnifying

Party to an Indemnitee of its election to control the defense, compromise and settlement of a Third-Party Claim, such Indemnitee will have the right to employ separate counsel and to participate in (but not control) the defense, compromise and settlement thereof, at its own expense and, in any event, will reasonably cooperate with the Indemnifying Party in such defense, compromise and settlement and use its reasonable best efforts to make available to the Indemnifying Party all witnesses and information in such Indemnitee’s possession or under such Indemnitee’s control relating thereto as are reasonably required by the Indemnifying Party; provided, that the Indemnitee shall not be required to disclose any information if such disclosure would be reasonably likely to: (w) contain information that in the reasonable, good faith judgment of the Indemnitee is competitively sensitive; (x) jeopardize any attorney-client or other legal privilege or the protections of the work product doctrine; (y) contravene any applicable Laws, fiduciary duty or Contract to which any Indemnitee is a party; or (z) expose the Indemnitee to risk of liability for disclosure of sensitive or personal information; provided, that, in any such case, the Indemnitee shall provide such information in redacted form as necessary to preserve such privilege or protections or comply with such Law or Contract or otherwise make appropriate substitute disclosure arrangements, to the extent practicable.

(d) Notwithstanding anything to the contrary in this Section 7.4, in the event that (i) an Indemnifying Party elects not to control the defense, compromise and settlement of a Third-Party Claim, (ii) there exists a conflict of interest or potential conflict of interest between the Indemnifying Party and the Indemnitee, (iii) any Third-Party Claim seeks a Governmental Order, injunction or other equitable relief or relief for other than money damages against the Indemnitee, (iv) the Indemnitee’s exposure to Liability in connection with such Third-Party Claim is reasonably expected to exceed the Indemnifying Party’s exposure in respect of such Third-Party Claim taking into account the indemnification obligations hereunder, or (v) the Person making such Third-Party Claim is a Governmental Authority with regulatory authority over the Indemnitee or any of its material Assets, such Indemnitee will be entitled to control the defense, compromise and settlement of such Third-Party Claim, at the Indemnifying Party’s expense, with one (1) counsel (and any applicable local counsel) of such Indemnitee’s choosing (such counsel to be reasonably acceptable to the Indemnifying Party). If the Indemnitee is conducting the defense against any such Third-Party Claim, the Indemnifying Party will reasonably cooperate with the Indemnitee in such defense and use its reasonable best efforts to make available to the Indemnitee all witnesses and information in such Indemnifying Party’s possession or under such Indemnifying Party’s control relating thereto as are reasonably required by the Indemnitee; provided, that the Indemnifying Party shall not be required to disclose any information if such disclosure would be reasonably likely to: (w) contain information that in the reasonable, good faith judgment of the Indemnifying Party is competitively sensitive; (x) jeopardize any attorney-client or other legal privilege or the protections of the work product doctrine; (y) contravene any applicable Laws, fiduciary duty or Contract to which the Indemnifying Party is a party; or (z) expose the Indemnifying Party to risk of liability for disclosure of sensitive or personal information; provided, that, in any such case, the Indemnifying Party shall provide such information in redacted form as necessary to preserve such privilege or protections or comply with such Law or Contract or otherwise make appropriate substitute disclosure arrangements, to the extent practicable.

(e) Unless the Indemnifying Party has failed to control the defense, compromise and settlement of the Third-Party Claim in accordance with the terms of this

Agreement and subject to Section 7.4(f), no Indemnitee may settle or compromise any Third-Party Claim without the prior written consent of the Indemnifying Party (not to be unreasonably withheld, conditioned or delayed). If an Indemnifying Party has failed to control the defense, compromise and settlement of the Third-Party Claim, the Indemnitee shall have the right to contest, settle or otherwise dispose of any such Third Party Claim, but will afford the Indemnifying Party an opportunity to participate in such defense, at its cost and expense, and will consult with the Indemnifying Party prior to settling or otherwise disposing of any of the same.

(f) In the case of a Third-Party Claim, no Indemnifying Party will consent to entry of any judgment or enter into any compromise or settlement of the Third-Party Claim without the consent of the Indemnitee if the effect thereof is to permit any injunction, declaratory judgment, other adverse Governmental Order or non-monetary relief, or monetary relief for which the Indemnitee is not fully indemnified by the Indemnifying Party, to be entered, directly or indirectly, against any Indemnitee, does not unconditionally release the Indemnitee from all Liabilities with respect to such Third-Party Claim or includes an admission of guilt, wrongdoing or misconduct on behalf of the Indemnitee.

(g) Absent fraud by an Indemnifying Party, and other than as provided in Section 10.8, the indemnification provisions of Section 5.5 and this Article VII will be the sole and exclusive remedy of an Indemnitee for any monetary or compensatory damages or Losses resulting from any breach of this Agreement, and each Indemnitee expressly waives and relinquishes all rights, claims or remedies such Person may have with respect to the foregoing other than under Section 5.5 and this Article VII against any Indemnifying Party.

Section 7.5 Indemnification Obligations Net of Insurance Proceeds. The Parties intend that any Loss subject to indemnification or reimbursement pursuant to this Article VII (an “Indemnifiable Loss”) will be net of Insurance Proceeds that actually reduce the amount of the Loss. Accordingly, the amount which an Indemnifying Party is required to pay to any Indemnitee will be reduced by any Insurance Proceeds actually recovered by or on behalf of the Indemnitee in reduction of the related Loss. If an Indemnitee receives a payment (an “Indemnity Payment”) required by this Agreement from an Indemnifying Party in respect of any Loss and subsequently receives Insurance Proceeds, the Indemnitee will pay to the Indemnifying Party an amount equal to the excess of the Indemnity Payments received over the amount of the Indemnity Payments that would have been due if the Insurance Proceeds recovery had been received, realized or recovered before the Indemnity Payments were made.

Section 7.6 Adjustments for Tax Purposes. Each of Seller and the Company agree to treat, and cause their respective Affiliates to treat, for all applicable Tax purposes, the receipt of any indemnification payment from the other Party made pursuant to this Agreement as an adjustment to the purchase price, unless otherwise required by Law.

Section 7.7 No Right to Set-Off. No Party hereto shall have any right to set off any Losses under this Article VII against any payments to be made by such Party pursuant to this Agreement or any other agreement between the Parties hereto.

Section 7.8 Survival of Indemnities. The rights and obligations of each of the Parties and their respective Indemnitees under this Article VII will survive the Closing indefinitely, unless a specific survival or other applicable period is expressly set forth herein, and will survive the sale or other transfer by any Party or any of its Subsidiaries of any Assets or businesses or the assignment by it of any Liabilities.

Section 7.9 LIMITATION OF LIABILITY. IN NO EVENT WILL EITHER PARTY BE LIABLE TO ANY INDEMNITEE FOR ANY EXEMPLARY, PUNITIVE, SPECIAL, INDIRECT, CONSEQUENTIAL, REMOTE OR SPECULATIVE DAMAGES (OTHER THAN, IN EACH CASE, IF SUCH DAMAGES ARE AWARDED TO THIRD PARTIES IN CONNECTION WITH A THIRD-PARTY CLAIM), WHETHER OR NOT SUCH PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES.

ARTICLE VIII

[RESERVED]

Section 8.1 [Reserved].

ARTICLE IX

TERMINATION

Section 9.1 Termination. This Agreement (a) shall immediately terminate without further action upon termination of the Purchase Agreement and (b) may be terminated at any time prior to the Closing by mutual written agreement of Seller and the Company; provided, that this Agreement may not be terminated pursuant to clause (b) of this Section 9.1 without Purchaser’s prior written consent.

Section 9.2 Effect of Termination. Any termination of this Agreement pursuant to Section 9.1 shall be effective, in the case of clause (a) thereof, immediately upon termination of the Purchase Agreement and, in the case of clause (b) thereof, upon the effectiveness of such mutual written agreement, and this Agreement shall forthwith become null and void and there shall be no liability on the part of any Party, and all rights and obligations of any Party shall cease.

ARTICLE X

MISCELLANEOUS

Section 10.1 Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise, by Seller or the Company without the prior written consent of the other Party. Any purported assignment in contravention of this Section 10.1 shall be null and void.

Section 10.2 Amendment; Waiver. This Agreement may not be amended except by an instrument in writing signed on behalf of each of Seller and the Company; provided, that this Agreement may not be amended in a manner that is or could reasonably be expected to be adverse to the Business Subsidiaries, the Business, Purchaser or any of its Subsidiaries (including from a Tax perspective or otherwise), or the Transactions without Purchaser’s prior written consent; provided, further that if the adverse impact of the amendment is reasonably expected to be only de minimis in nature, then Purchaser’s prior written consent shall not be required so long as Seller shall have consulted in good faith with Purchaser in advance. At any time prior to the Closing, subject to applicable Law, any Party may (a) extend the time for the performance of any obligation or other act of the other Party, (b) waive any inaccuracy in the representations and warranties of the other Party contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any agreement or condition contained herein; provided, that no such extension or waiver may be effected in a manner that is or could reasonably be expected to be adverse to the Business Subsidiaries, the Business, Purchaser or any of its Subsidiaries (including from a Tax perspective or otherwise), or the Transactions without Purchaser’s prior written consent; provided, further that if the adverse impact of the extension or waiver is reasonably expected to be only de minimis in nature, then Purchaser’s prior written consent shall not be required so long as Seller shall have consulted in good faith with Purchaser in advance. Any such extension or waiver shall only be valid if set forth in an instrument in writing signed by the Party to be bound thereby and in accordance with this Section 10.2. Notwithstanding the foregoing, no failure or delay by Seller or the Company in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

Section 10.3 Expenses. Whether or not the Reorganization Transactions are consummated, and except as otherwise specified herein, each Party shall bear its own expenses with respect to the Transfers and the other Reorganization Transactions.

Section 10.4 Severability. If any provision of this Agreement is held to be illegal, invalid or unenforceable under present or future Laws effective during the term hereof, such provision shall be fully severable and this Agreement shall be construed and enforced as if such illegal, invalid or unenforceable provision never comprised a part hereof, and the remaining provisions hereof shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom. Furthermore, in lieu of such illegal, invalid or unenforceable provision, there shall be added automatically as part of this Agreement a provision as similar in its terms to such illegal, invalid or unenforceable provision as may be possible and be legal, valid and enforceable.

Section 10.5 No Third Party Beneficiaries. This Agreement is for the sole benefit of the parties hereto and their permitted assigns and nothing herein, express or implied, shall give or be construed to give to any Person, other than the parties hereto and such permitted assigns, any legal or equitable rights hereunder; provided, however, that (x) Purchaser (and, if applicable, SaleCo2 and the Purchaser Designee) shall be a third-party beneficiary of this Agreement and shall have the right to enforce the terms and provisions hereof and (y) the applicable indemnitees shall be third-party beneficiaries of Section 5.5 and Article VII.

Section 10.6 Governing Law and Jurisdiction. This Agreement shall be governed by, and construed and enforced in accordance with, the Laws of the State of Delaware, without regard to any choice or conflict of Law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware. In addition, each of the parties (a) submits to the exclusive personal jurisdiction of the Delaware Court of Chancery, any other court of the State of Delaware or any federal court sitting in the State of Delaware in the event that any dispute (whether in contract, tort or otherwise) arises out of this Agreement or the Reorganization Transactions or the other Transactions; (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court; (c) agrees that it will not bring any Action relating to this Agreement or the Reorganization Transactions or the other Transactions in any court other than the Delaware Court of Chancery, any other court of the State of Delaware or any federal court sitting in the State of Delaware; and (d) agrees that it will not seek to assert by way of motion, as a defense or otherwise, (i) that any such Action is brought in an inconvenient forum, (ii) that any such Action should be transferred or removed to any court other than one of the above-named courts, (iii) that any such Action should be stayed by reason of the pendency of some other Action in any court other than one of the above-named courts, or (iv) that this Agreement or the subject matter hereof may not be enforced in or by the above-named courts. Each party hereto agrees that service of process upon such party in any such Action shall be effective if notice is given in accordance with Section 10.11. Notwithstanding the foregoing in this Section 10.6, a party may commence any Action in any court other than the above-named courts solely for the purpose of enforcing an order or judgment issued by one of the above-named courts relating to any dispute (whether in contract, tort or otherwise) arising out of this Agreement or the Transactions.

Section 10.7 Waiver of Jury Trial. EACH OF THE COMPANY AND SELLER HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE REORGANIZATION TRANSACTIONS.

Section 10.8 Specific Performance. The Parties agree that irreparable harm for which monetary damages, even if available, would not be an adequate remedy would occur in the event that the Parties do not perform the provisions of this Agreement (including failing to take such actions as are required of such party hereunder to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions. Accordingly, the Parties acknowledge and agree that the Parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which they are entitled at Law or in equity. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that any other Party has an adequate remedy at Law or that any award of specific performance is not an appropriate remedy for any reason at Law or in equity. Any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.

Section 10.9 Headings. The headings of the sections and subsections of this Agreement are inserted for convenience only and shall not be deemed to constitute a part hereof.

Section 10.10 Counterparts. The parties hereto may execute this Agreement in one or more counterparts, and each fully executed counterpart shall be deemed an original but all of which taken together shall constitute one and the same agreement.

Section 10.11 Notices. All notices required to be given hereunder shall be in writing and be given in person or by means of electronic mail, facsimile or other means of wire transmission (with request for assurance of receipt in a manner typical with respect to communications of that type), by overnight courier or by mail, and shall become effective: (a) on delivery if given in person; (b) on the date of transmission if sent by electronic mail, facsimile or other means of wire transmission; (c) one (1) Business Day after delivery to the overnight service; or (d) three (3) Business Days after being mailed, with proper postage and documentation, for first-class registered or certified mail, prepaid. Notices shall be addressed as follows:

(a) If to the Company, to:

Yahoo Holdings, Inc. c/o Yahoo! Inc. 701 First Avenue Sunnyvale, CA 94089 Facsimile: (408) 349-3510 Attn: Vice President and Secretary Email: rbell@yahoo-inc.com with a copy to (which copy shall not constitute notice):

Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, NY 10036 Facsimile: (212) 735-2000
Attn:	Marc R. Packer
Michael J. Mies
Email:	Marc.Packer@skadden.com
Michael.Mies@skadden.com

with a further copy to (which copy shall not constitute notice):

Cravath, Swaine & Moore LLP Worldwide Plaza 825 8th Ave New York, NY 10019 Facsimile: (212) 474-3700
Attn:	Faiza Saeed
Eric L. Schiele
Email:	FSaeed@cravath.com
ESchiele@cravath.com

with a further copy to (which copy shall not constitute notice):

Wilson Sonsini Goodrich & Rosati, Professional Corporation 650 Page Mill Road Palo Alto, CA 94304 Facsimile: (650) 493-6811
Attn:	Larry Sonsini
Email:	LSonsini@wsgr.com

with a further copy to (which copy shall not constitute notice):

Verizon Communications Inc. One Verizon Way, VC44E239 Basking Ridge, NJ 07920 Facsimile: 908-766-3818
Attn:	William L. Horton, Jr., Senior Vice President, Deputy General Counsel and Corporate Secretary
Michael Rosenblat, Vice President, Associate General Counsel
Email:	william.horton@verizon.com michael.rosenblat@verizon.com

with a further copy to (which copy shall not constitute notice):

Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 Facsimile: (212) 403-2000
Attn:	Daniel A. Neff Steven A. Rosenblum David E. Shapiro Edward J. Lee
Email:	DANeff@wlrk.com SARosenblum@wlrk.com DEShapiro@wlrk.com EJLee@wlrk.com

(b) If to Seller, to:

Yahoo! Inc. 701 First Avenue Sunnyvale, CA 94089 Facsimile: (408) 349-3510 Attn: General Counsel and Secretary Email: rbell@yahoo-inc.com with a copy to (which copy shall not constitute notice):

Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square New York, NY 10036 Facsimile: (212) 735-2000
Attn:	Marc R. Packer Michael J. Mies
Email:	Marc.Packer@skadden.com Michael.Mies@skadden.com

with a further copy to (which copy shall not constitute notice):

Cravath, Swaine & Moore LLP Worldwide Plaza 825 8th Ave New York, NY 10019 Facsimile: (212) 474-3700
Attn:	Faiza Saeed Eric L. Schiele
Email:	FSaeed@cravath.com ESchiele@cravath.com

with a further copy to (which copy shall not constitute notice):

Wilson Sonsini Goodrich & Rosati, Professional Corporation 650 Page Mill Road Palo Alto, CA 94304 Facsimile: (650) 493-6811
Attn:	Larry Sonsini
Email:	LSonsini@wsgr.com

provided, however, that if any Party shall have designated a different address by notice to the other, then notices shall be addressed to the last address so designated.

Section 10.12 Construction. The language in all parts of this Agreement shall be construed, in all cases, according to its fair meaning. The Parties hereto acknowledge that each Party and its counsel have reviewed and revised this Agreement and that any rule of construction to the effect that any ambiguities are to be resolved against the drafting Party shall not be employed in the interpretation of this Agreement. Words in the singular shall be deemed to include the plural and vice versa and words of one gender shall be deemed to include the other gender as the context requires. The terms “hereof,” “herein,” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole (including all of the Schedules and Exhibits hereto) and not to any particular provision of this Agreement. Article, Section and Schedule references are to the Articles, Sections, and Schedules to this Agreement unless otherwise specified. Unless otherwise stated, all references to any Contract shall be deemed to include the schedules to such Contract. The word “including” and words of similar import when used in this Agreement mean “including, without limitation,” unless the context otherwise requires or unless otherwise specified. The word “or” shall not be exclusive. Unless otherwise specified in a particular case, the word “days” refers to calendar days. References herein to any Law shall be deemed to refer to such Law as it may be amended, modified or supplemented from time to time, unless otherwise specified. All references to “dollars” or “$” shall be deemed references to the lawful money of the United States of America.

Section 10.13 Schedules. The Schedules shall be deemed to be a part of this Agreement and are fully incorporated into this Agreement by reference. Any capitalized terms used in any Schedule but not otherwise defined therein shall have the meanings ascribed to such terms in this Agreement.

Section 10.14 Entire Agreement. This Agreement (including the Schedules) and the Purchase Agreement and the other Transaction Documents constitute the entire agreement between the Parties and supersedes any prior understanding, agreements or representations by or between the Parties, written or oral, to the extent they relate in any way to the subject matter hereof.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed and delivered by their duly authorized representatives as of the date first written above.

YAHOO! INC.

By:	/s/ Marissa A. Mayer
	Name:	Marissa A. Mayer
	Title:	CEO & President

YAHOO HOLDINGS, INC.

By:	/s/ Ronald S. Bell
	Name:	Ronald S. Bell
	Title:	Vice President and Secretary

[Reorganization Agreement]

ANNEX A

CERTAIN DEFINITIONS

As used in this Agreement, the following defined terms have the meanings indicated below:

“Acquisition Holdback Cash” has the meaning ascribed to such term in Section 1.1(e).

“Acquisition Holdback Stock” has the meaning ascribed to such term in Section 1.2(o).

“Action” has the meaning ascribed to such term in the Purchase Agreement.

“Actually Realize” has the meaning ascribed to such term in the Purchase Agreement.

“Affiliate” has the meaning ascribed to such term in the Purchase Agreement.

“Agreement” has the meaning ascribed to such term in the Preamble.

“Assets” means all rights, properties or other assets, whether real, personal or mixed, tangible or intangible, of any kind, nature and description, whether accrued, contingent or otherwise, and wheresoever situated and whether or not carried or reflected, or required to be carried or reflected, on the books of any Person.

“Assignment and Assumption Agreement” has the meaning ascribed to such term in Section 2.2(a)(ii).

“Assumed Employee Liabilities” means all Liabilities of Seller or its Affiliates related to the Business Employees and all former employees of Seller or its Affiliates (the “Former Business Employees”), whether arising or accruing prior to, on, or after the Closing, which Liabilities shall include the Liabilities of Seller or its Affiliates related to the Business Employees and Former Business Employees, including: (a) claims or Actions related to employment or employment conditions, regardless of when such claim arose or was incurred, (b) severance and other termination costs and Liabilities for all Business Employees and Former Business Employees, regardless of when arising, (c) all accrued, unused vacation, sick leave, recuperation pay and paid time off accrued by Business Employees prior to the Closing, which shall be assumed and honored by the Company or one of its Affiliates following the Closing to the extent permitted by applicable Law, (d) any obligations to pay any portion of the Acquisition Holdback Cash to the extent such Acquisition Holdback Cash is included in the Transfers pursuant to Section 1.1, and (e) any Specified Transaction-Related Employee Liabilities, but excluding, in each case, any Retained Employee Liabilities.

Annex A-1

“Assumed Liabilities” has the meaning ascribed to such term in Section 1.3.

“Assumed Tax Liabilities” means (a) any Taxes (or any reduction of a Refund to which Seller is entitled under Section 5.5(e)(i)) resulting from, related to, arising out of, attributable to or imposed on the Business, the Business Subsidiaries, the Transferred Assets and/or the Assumed Liabilities and (b) any Taxes (or any reduction of a Refund to which Seller is entitled under Section 5.5(e)(i)) attributable to former (as of the Closing) divisions, assets, activities or operations of Seller and its Affiliates, in the case of each of clauses (a) and (b), other than Excluded Tax Liabilities.

“Benefit Plan” has the meaning ascribed to such term in the Purchase Agreement.

“Benefited Party” has the meaning ascribed to such term in Section 5.5(e)(ii).

“Bill of Sale” has the meaning ascribed to such term in Section 2.2(a)(i).

“Books and Records” has the meaning ascribed to such term in the Purchase Agreement.

“Business” has the meaning ascribed to such term in the Purchase Agreement.

“Business Day” has the meaning ascribed to such term in the Purchase Agreement.

“Business Employees” means all employees of Seller and its Affiliates other than the Seller Retained Employees.

“Business Subsidiaries” has the meaning ascribed to such term in the Purchase Agreement.

“Cash” has the meaning ascribed to such term in the Purchase Agreement.

“Closing” has the meaning ascribed to such term in Section 2.1.

“Closing Date” has the meaning ascribed to such term in Section 2.1.

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act.

“Code” has the meaning ascribed to such term in the Purchase Agreement.

“Combined Tax Return” has the meaning ascribed to such term in Section 5.5(d)(i).

“Company” has the meaning ascribed to such term in the Preamble.

Annex A-2

“Company Indemnitees” means each Business Subsidiary, its respective Affiliates, and each of their respective current or former directors, officers, managers, agents and employees (in each case, in such Person’s respective capacity as such), and their respective heirs, executors, administrators, successors and assigns.

“Company Tax Asset” means (i) any Tax Asset resulting from, related to, arising out of or attributable to the Business Subsidiaries, the Business, the Transferred Assets and/or the Assumed Liabilities (for the avoidance of doubt, determined on a pro forma basis (x) without taking into account any Tax Items attributable to the Seller Entities, the Retained Business, the Excluded Assets and/or the Retained Liabilities (including the Deductions), and (y) taking into account any deductions in respect of the Assumed Employee Liabilities), and (ii) any Tax Asset allocated to a Business Subsidiary in connection with the Transfers or the Sale under applicable Law and any other Tax Asset of a Business Subsidiary after the closing of the Sale (in each case, without taking into account any Tax Items attributable to the Retained Business, the Excluded Assets and/or the Retained Liabilities (including the Deductions)).

“Company Purchase Price” has the meaning ascribed to such term in the Purchase Agreement.

“Company Purchase Price Allocation” has the meaning ascribed to such term in the Purchase Agreement.

“Company Section 338(h)(10) Elections” has the meaning ascribed to such term in the Purchase Agreement.

“Company Section 338(h)(10) Forms” has the meaning ascribed to such term in the Purchase Agreement.

“Company Tax Indemnified Parties” has the meaning ascribed to such term in Section 5.5(a).

“Consent” has the meaning ascribed to such term in the Purchase Agreement.

“Contract” has the meaning ascribed to such term in the Purchase Agreement.

“Controlling Party” has the meaning ascribed to such term in Section 5.5(h)(ii).

“Convertible Notes” means Seller’s 0.00% Convertible Senior Notes due 2018.

“Deduction” has the meaning ascribed to such term in the Purchase Agreement.

“Eligible Foreign Business Subsidiary” has the meaning ascribed to such term in the Purchase Agreement.

Annex A-3

“Employee Representative” means any labor or trade union, works council, employee forum or other employee representative body recognized by Seller or its Affiliates for collective consultation purposes in relation to the Business Employees.

“Enforceability Limitations” has the meaning ascribed to such term in the Purchase Agreement.

“Excluded Assets” has the meaning ascribed to such term in Section 1.2.

“Excluded IP Assets” has the meaning ascribed to such term in the Purchase Agreement.

“Excluded Tax Liabilities” means (a) any Taxes (or any reduction of a Refund to which the Company is entitled under Section 5.5(e)(i)) resulting from, related to, arising out of, attributable to the Retained Business, the Excluded Assets and/or the Retained Liabilities (for the avoidance of doubt, excluding any Taxes resulting from, related to, arising out of or attributable to the Assumed Employee Liabilities and including any Taxes set forth on Schedule 5.5(a)), (b) any Taxes (or any reduction of a Refund) resulting from, related to, arising out of, attributable to or imposed on the IP Monetization or the Real Estate Monetization, and (c) any Taxes (other than any Foreign Sale Restructuring Taxes for which the Company is responsible hereunder and any Transfer Taxes for which Purchaser is responsible under the Purchase Agreement) (or any reduction of a Refund to which the Company is entitled under Section 5.5(e)(i)) resulting from, related to, arising out of, attributable to or imposed on the Sale, the Foreign Sale, the Transfers, the Foreign Business Subsidiary Transfers, any of the Reorganization Transactions (including as a result of the Reorganization 338(h)(10) Elections or the Section 338(h)(10) Elections) or any other transaction outside of the ordinary course of business entered into in anticipation of the transactions contemplated by this Agreement (including any transaction or action pursuant to Section 1.8 or Section 1.9) or the Purchase Agreement, including any actual or deemed distribution of cash or property by any Subsidiary of Seller.

“Foreign Business Subsidiary Transfers” has the meaning ascribed to such term in Section 1.12.

“Foreign Equity Interests” has the meaning ascribed to such term in Section 1.12.

“Foreign Sale” has the meaning ascribed to such term in the Purchase Agreement.

“Foreign Sale Closing” has the meaning ascribed to such term in the Purchase Agreement.

“Foreign Sale Notice” has the meaning ascribed to such term in Section 1.12.

“Foreign Sale Purchase Price” has the meaning ascribed to such term in the Purchase Agreement.

Annex A-4

“Foreign Sale Restructuring Taxes” means any Taxes imposed on or borne by any of the Seller Entities or any of the Business Subsidiaries to the extent such Taxes result solely from, and would not have been imposed but for, any of the Foreign Business Subsidiary Transfers or the SaleCo2 Contribution.

“Former Business Employees” has the meaning ascribed to such term in the definition of “Assumed Employee Liabilities.”

“Governmental Authority” has the meaning ascribed to such term in the Purchase Agreement.

“Governmental Order” has the meaning ascribed to such term in the Purchase Agreement.

“Indemnifiable Loss” has the meaning ascribed to such term in Section 7.5.

“Indemnifying Party” has the meaning ascribed to such term in Section 7.4(a).

“Indemnitee” means any Seller Indemnitee or any Company Indemnitee.

“Indemnity Payment” has the meaning ascribed to such term in Section 7.5.

“Independent Accounting Firm” has the meaning ascribed to such term in the Purchase Agreement.

“Indenture” has the meaning ascribed to such term in the Purchase Agreement.

“Informed Party” has the meaning ascribed to such term in Section 5.5(h)(i).

“Insurance Proceeds” means those monies (a) received by an insured from an insurance carrier, (b) paid by an insurance carrier on behalf of the insured or (c) received (including by way of set off) from any Third Party in the nature of insurance, contribution or indemnification in respect of any Liability; in any such case net of any applicable premium adjustments (including reserves and retrospectively rated premium adjustments), net of any costs or expenses incurred in the collection thereof, and excluding any deductible and retention amounts.

“Intercompany Account” means any receivable, payable or loan between any Seller Entity, on the one hand, and any Business Subsidiary, on the other hand, that exists prior to the Closing, except for any such receivable, payable or loan that arises pursuant to this Agreement or any other Transaction Document.

Annex A-5

“Intercompany Agreement” means a Contract between or among any Seller Entity, on the one hand, and any Business Subsidiary, on the other hand, entered into prior to the Closing, but excluding any Transaction Document and excluding any Contract to which a Person other than any of the Seller Entities or any of the Business Subsidiaries is also a Party.

“IP Assignment Agreement” has the meaning ascribed to such term in Section 2.2(a)(iii).

“IP Monetization” has the meaning ascribed to such term in the Purchase Agreement.

“IRS” has the meaning ascribed to such term in the Purchase Agreement.

“Law” has the meaning ascribed to such term in the Purchase Agreement.

“Liabilities” has the meaning ascribed to such term in the Purchase Agreement.

“License Agreement” has the meaning ascribed to such term in Purchase Agreement.

“Losses” means any damages, losses, deficiencies, Liabilities, obligations, penalties, judgments, settlements, claims, payments, interest costs, fines and expenses (including the costs and expenses of any Actions, demands, assessments, judgments, settlements and compromises relating thereto and attorneys’, accountants’, consultants’ and other professionals’ fees and expenses incurred in the investigation or defense thereof or the enforcement of rights hereunder), of any kind or nature, whether or not the same would properly be reflected on any financial statements or the footnotes thereto.

“Minority Investments” has the meaning ascribed to such term in the Purchase Agreement.

“Mixed Company Separate Tax Return” has the meaning ascribed to such term in Section 5.5(d)(i).

“Mixed Seller Separate Tax Return” has the meaning ascribed to such term in Section 5.5(d)(ii).

“Nasdaq” has the meaning ascribed to such term in the Purchase Agreement.

“Net Working Capital” has the meaning ascribed to such term in the Purchase Agreement.

“Non-Controlling Party” has the meaning ascribed to such term in Section 5.5(h)(ii).

Annex A-6

“Non-Reorganization 338(h)(10) Subsidiaries” means the Business Subsidiaries set forth on Schedule 5.5(j).

“Non-Transferable Asset” has the meaning ascribed to such term in Section 1.7(a).

“Non-U.S. Benefit Plan” has the meaning ascribed to such term in the Purchase Agreement.

“Offered Employee” has the meaning ascribed to such term in Section 5.3(a).

“Party” or “Parties” has the meaning ascribed to such term in the Preamble.

“Person” has the meaning ascribed to such term in the Purchase Agreement.

“Purchase Agreement” has the meaning ascribed to such term in the recitals to this Agreement.

“Purchase Price” has the meaning ascribed to such term in the Purchase Agreement.

“Purchaser” has the meaning ascribed to such term in the recitals to this Agreement.

“Real Estate Monetization” means the disposition by Seller and any of its Subsidiaries of any real estate (x) outside of the ordinary course and (y) after May 2016 and prior to the Closing.

“Recipient” has the meaning ascribed to such term in Section 1.7(b).

“Refund” means any refund (or credit in lieu thereof) of Taxes (including any overpayment of Taxes that can be refunded or, alternatively, applied to other Taxes payable), including any interest paid on or with respect to such refund of Taxes; provided, however, that for purposes of this Agreement, the amount of any Refund required to be paid by one Party to another Party shall be the amount actually received or realized by such first Party, net of any Taxes imposed on, related to, or attributable to, the receipt or accrual of such refund or credit and any reasonable costs incurred in connection with obtaining such refund or credit.

“Reorganization 338(h)(10) Elections” has the meaning ascribed to such term in Section 5.5(j).

“Reorganization 338(h)(10) Forms” has the meaning ascribed to such term in Section 5.5(j).

“Reorganization Transactions” has the meaning ascribed to such term in the Purchase Agreement.

Annex A-7

“Retained Business” means all of the business, operations, properties, assets and liabilities of Seller and its Subsidiaries immediately prior to the Closing relating to, involving or attributable to the Excluded Assets and the Retained Liabilities.

“Retained Employee Liabilities” means (a) any obligations of Seller or its Affiliates to deliver shares of Seller Common Stock to holders of Seller Stock Options and to deliver shares of Seller Common Stock to holders of Seller RSU Awards that vest upon or prior to the Closing, other than in respect of any Specified Transaction-Related Employee Liabilities; (b) any obligations to deliver shares of Acquisition Holdback Stock; and (c) all Liabilities related to the Seller Retained Employees, whether arising or accruing prior to, on or after the Closing.

“Retained Liabilities” has the meaning ascribed to such term in Section 1.4.

“Sale” has the meaning ascribed to such term in the recitals to this Agreement.

“SaleCo2” has the meaning ascribed to such term in Section 1.12.

“SaleCo2 Contribution” has the meaning ascribed to such term in Section 1.12.

“Sale Closing Date” means the date on which the closing of the Sale occurs pursuant to the Purchase Agreement.

“SEC” has the meaning ascribed to such term in the Purchase Agreement.

“Section 338(h)(10) Elections” has the meaning ascribed to such term in the Purchase Agreement.

“Section 338(h)(10) Subsidiaries” has the meaning ascribed to such term in the Purchase Agreement.

“Seller” has the meaning ascribed to such term in the Preamble.

“Seller Common Stock” has the meaning ascribed to such term in the Purchase Agreement.

“Seller Entities” means Seller and its Subsidiaries which are not Business Subsidiaries.

“Seller Indemnitees” means each Seller Entity and its Affiliates and each of their respective current or former directors, officers, managers, agents and employees (in each case, in such Person’s respective capacity as such) and their respective heirs, executors, administrators, successors and assigns.

“Seller Retained Employees” has the meaning ascribed to such term in the Purchase Agreement.

Annex A-8

“Seller Separate Tax Return” has the meaning ascribed to such term in Section 5.5(d)(ii).

“Seller Tax Asset” means any Tax Asset resulting from, related to, arising out of or attributable to the Retained Business, the Excluded Assets and/or the Retained Liabilities (for the avoidance of doubt, determined on a pro forma basis (x) without taking into account any Tax Items attributable to the Business Subsidiaries, the Business, the Transferred Assets and/or the Assumed Liabilities, and (y) taking into account any Deductions), other than any Company Tax Asset.

“Seller Stock Option” has the meaning ascribed to such term in the Purchase Agreement.

“Seller Tax Indemnified Parties” has the meaning ascribed to such term in Section 5.5(a)(ii).

“Specified Transaction-Related Employee Liabilities” has the meaning ascribed to such term in the Purchase Agreement.

“Subsidiary” has the meaning ascribed to such term in the Purchase Agreement.

“Tax Asset” means any Tax Item that could reduce a Tax, including a net operating loss, net capital loss, overall foreign losses, previously taxed income, general business credit, foreign tax credit, charitable deduction or credit related to alternative minimum tax or other Tax credit.

“Tax Benefit” shall mean the Tax effect of any Tax Item that decreases Taxes paid or payable, including any interest with respect thereto or interest that would have been payable but for such Tax Item. For purposes of determining the amount and timing of any Tax Benefit, the recipient of the Tax Benefit shall be deemed to pay tax at the highest marginal rates in effect in the year such Tax Benefit is Actually Realized, shall be deemed to realize or utilize any Tax Benefit in the year in which such Tax Benefit is Actually Realized and shall be deemed to have no Tax Assets other than those giving rise to such Tax Benefit.

“Tax Item” shall mean any item of income, gain, loss, deduction, credit, recapture of credit or any other item that increases or decreases Taxes paid or payable, including for the sake of clarity an adjustment under Section 481 of the Code (or any similar provision of state, local or foreign Law) resulting from a change in accounting method.

“Tax Proceeding” means any audit, examination, contest, administrative proceeding, litigation or other Action relating to Taxes.

“Tax Return” has the meaning ascribed to such term in the Purchase Agreement.

“Taxes” has the meaning ascribed to such term in the Purchase Agreement.

Annex A-9

“Third Party” has the meaning ascribed to such term in the Purchase Agreement.

“Third-Party Claim” has the meaning ascribed to such term in Section 7.4(b).

“Transaction Documents” shall mean this Agreement, the Purchase Agreement and the License Agreement.

“Transactions” has the meaning ascribed to such term in the Purchase Agreement.

“Transfer Taxes” has the meaning ascribed to such term in the Purchase Agreement.

“Transferee” has the meaning ascribed to such term in Section 1.7(b).

“Transferred Assets” has the meaning ascribed to such term in Section 1.1.

“Transferred Employee” has the meaning ascribed to such term in Section 5.3(a).

“Transfers” has the meaning ascribed to such term in the recitals to this Agreement.

“Transition Services” has the meaning ascribed to such term in Section 5.2(d).

“WARN Act” means the Worker Adjustment and Retraining Notification Act.

Annex A-10